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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            PLM INTERNATIONAL, INC.

                           (NAME OF SUBJECT COMPANY)

                            PLM INTERNATIONAL, INC.

                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   69341L205

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 SUSAN C. SANTO
                 VICE PRESIDENT, SECRETARY, AND GENERAL COUNSEL
                                   ONE MARKET
                        STEUART STREET TOWER, SUITE 800
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 974-1399
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                            Joseph S. Radovsky, Esq.
                             Adam P. Siegman, Esq.
                      Greene Radovsky Maloney & Share LLP
                      Four Embarcadero Center, Suite 4000
                        San Francisco, California 94111
                                 (415) 981-1400

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by MILPI Acquisition Corp. ("MILPI"), a Delaware corporation, to purchase all of the outstanding shares of common stock of PLM International, Inc., a Delaware corporation ("PLM" or the "Company").

ITEM 1.  SUBJECT COMPANY INFORMATION.

    (a) NAME AND ADDRESS. The name of the subject company is PLM International, Inc. The principal executive offices of the subject company are located at One Market, Steuart Street Tower, Suite 800, San Francisco, California 94105, and its telephone number is (415) 974-1399.

    (b) SECURITIES. This Schedule 14D-9 relates to PLM's common stock, par value $.01 per share (the "Common Stock" or "Shares"). As of the close of business on December 28, 2000, there were 7,554,510 shares of Common Stock issued and outstanding and options outstanding to purchase an aggregate of 495,000 Shares, under PLM's Directors' 1995 Nonqualified Stock Option Plan, 1998 Management Stock Compensation Plan and Directors' 2000 Nonqualified Stock Option Plan.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) NAME AND ADDRESS. The name, business address and business telephone number of PLM, which is the person filing this statement, are set forth in Item 1(a) above.

    (b) TENDER OFFER. This Schedule 14D-9 relates to the tender offer made by MILPI disclosed in a Tender Offer Statement on Schedule TO dated December 29, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all outstanding Shares at a price (the "Offer Price") of $3.46 per share to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), filed as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 22, 2000, entered into by and between MILPI and PLM (the "Merger Agreement"). The Merger Agreement provides, among other things, that the closing of the Merger (the "Closing") will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in the Merger Agreement, including MILPI's purchase of Shares pursuant to the Offer. At the Closing, MILPI will be merged with and into PLM (the "Merger"), and each Share then outstanding will be converted into the right to receive from MILPI cash in the amount of $3.46 (the "Merger Consideration"). PLM will continue as the surviving corporation in the Merger under the laws of the State of Delaware, under the name "PLM
International, Inc."

    As set forth in the Schedule TO, the principal executive offices of MILPI are located at 200 Nyala Farms, Westport CT 06880. All information in this
Schedule 14D-9 or incorporated by reference herein concerning MILPI or its affiliates or actions or events in respect of any of them, was provided by MILPI, and PLM assumes no responsibility therefor.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain agreements, arrangements or understandings between PLM or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is attached as Annex A hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of PLM, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between PLM or its affiliates and (i) PLM, its executive officers, directors or affiliates; or (ii) MILPI or its officers, directors or affiliates.
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    In considering the recommendation of PLM's Board of Directors (the "Board")
set forth in Item 4 below, PLM stockholders should be aware that certain members of PLM's management and certain members of the Board have interests in the Offer and the Merger, which are described herein and in the Information Statement and which may present them with certain conflicts of interest. The Board is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

ARRANGEMENTS WITH BUYER AND ITS AFFILIATES

THE MERGER AGREEMENT.

    The following is a summary of certain provisions of the Merger Agreement, which summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

    THE OFFER. The Merger Agreement provides that MILPI shall be required to commence the Offer on or before the third business day following receipt from PLM of certain information and documents necessary to commence the Offer, including, but not limited to, stockholder mailing information. The obligation of MILPI to accept for payment Shares tendered pursuant to the Offer is subject to the condition that at least 50.1% of the then outstanding Shares have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") and certain other conditions that are described below; provided, however, that MILPI expressly reserves the right to waive any of the conditions to the Offer (other than the Minimum Condition) and to make any change in the terms or conditions of the Offer (other than the Minimum Condition), in its sole discretion, except as specifically provided in the Merger Agreement. Nonetheless, MILPI may waive the Minimum Condition so long as
(x) it has irrevocably waived all other conditions to the Offer (and may, as a legal matter, irrevocably waive such conditions and otherwise purchase Shares pursuant to the Offer), (y) it has irrevocably exercised or irrevocably committed to exercise the option (the "Related Option") granted it pursuant to the "Voting Agreement" (defined and discussed in the section of this Item 3 entitled "Voting and Tender Agreement"), and (z) the Shares acquired pursuant to the Offer and through such Related Option exercise would satisfy the Minimum Condition. Subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and subject to the terms and conditions of the Merger Agreement, MILPI expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that MILPI may not, without the prior written consent of PLM, (i) decrease the price per Share payable in the Offer, (ii) decrease the percentage of Shares sought in the Offer, (iii) change the form of consideration payable in the Offer, (iv) impose conditions to the Offer in addition to the Minimum Condition and those described in the Merger Agreement, (v) except as otherwise provided or required by any rule, regulation, interpretation or position of the SEC applicable to the Offer, change the expiration date of the Offer, (vi) otherwise amend or change any material term or condition of the Offer in a manner adverse to the holders of Shares.

    Without the consent of PLM, MILPI shall have the right to extend the Offer beyond February 6, 2001 (the "Initial Expiration Date") in any of the following events: (i) from time to time, but in no event later than the date which is 60 days from the Initial Expiration Date, if, at the Initial Expiration Date (or the extended expiration date of the Offer, if applicable), any of the conditions to the Offer (other than the Minimum Condition to which this clause does not apply) shall not have been satisfied or waived, until such conditions are satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law; (iii) if all conditions to the Offer other than the Minimum Condition are satisfied or waived, for one or more periods not to exceed 10 business days each (but no more than an aggregate of 30 business days for all such extensions); or (iv) if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is less than 90% of the then outstanding Shares, for an aggregate period not to exceed 20 business days (for all such extensions), provided that MILPI shall accept and promptly pay for all Shares tendered prior to the date of such extension (the "Offer Conditions

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Satisfaction Date"), and shall waive any condition to the consummation of the
Merger (other than the "HSR Condition" as defined and described below) that may fail to be satisfied during such extension. In addition, MILPI shall, if requested by PLM, from time to time extend the Offer, if at the Initial Expiration Date (or any extended expiration date of the Offer, including pursuant to this sentence, if applicable), any of the following have not been satisfied: (i) the Minimum Condition, (ii) the HSR Condition, (iii) the conditions set forth in clause (a), clause (b), clause (g) or clause (h) of the section below entitled "Certain Conditions of the Offer", and/or (iv) provided that such conditions can be satisfied by PLM on or before the 40th business day following the Initial Expiration Date, and provided that PLM immediately ceases, and does not subsequently enter into, any discussions or negotiations with any person concerning an "Acquisition Proposal" (as defined and described below), the conditions set forth in clause (c)(ii), clause (d), clause (e) or clause (j) of the section below entitled "Certain Conditions of the Offer" for one or more periods not to exceed ten business days each (but for no longer than an aggregate of 40 Business Days after the Initial Expiration Date). Upon the prior satisfaction or waiver of all the conditions to the Offer and subject to the terms and conditions of the Merger Agreement, MILPI shall accept for payment, purchase and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as reasonably practicable after the Offer Conditions Satisfaction Date and then, solely to the extent purchasable and payable pursuant to the terms of the Merger Agreement but not previously purchased or paid for, again after the expiration of the Offer. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, MILPI shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of MILPI to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), to pay for any Shares tendered, and (subject to any such rules or regulations) may delay the acceptance for payment of, or the payment for, any Shares tendered and (except as provided in the Merger Agreement) may amend or terminate the Offer as to any Shares not then paid for if (i) there are not validly tendered (and not withdrawn) prior to the expiration date of the Offer that number of Shares that, when added to any such shares owned by MILPI or any of its affiliates, will at least satisfy the Minimum Condition, (ii) any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or any other applicable laws with respect to mergers or business combinations shall not have expired or been terminated prior to the expiration of the Offer (the "HSR Condition"), or (iii) at any time on or after December 22, 2000 and before the expiration date of the Offer, any of the following events shall have occurred and be continuing:

        (a) There shall have been instituted or be pending any action, suit or proceeding by or on behalf of any governmental entity (i) challenging or seeking to make illegal, materially delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of any Shares by MILPI, or the consummation of the Merger, or seeking to obtain material damages in connection with the Offer or the Merger, (ii) seeking to prohibit or limit materially the ownership or operation by PLM, MILPI or any of their respective subsidiaries of all or any of the business or assets of PLM, MILPI or any of their respective subsidiaries that is material to either MILPI and its subsidiaries or PLM and its subsidiaries, in each case taken as a whole, or to compel PLM, MILPI or any of their respective subsidiaries as a result of the Offer or the Merger to dispose of or to hold separate all or any portion of the business or assets of such person that is material to either MILPI and its subsidiaries or PLM and its subsidiaries, in each case taken as a whole,
    (iii) seeking to impose or confirm any limitation on the ability of MILPI to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by MILPI pursuant to the Offer or otherwise on all matters properly presented to PLM's stockholders, including the approval and adoption of the Merger Agreement and the Merger,
    (iv) seeking to require divestiture by MILPI of any Shares, or

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    (v) that otherwise would have a "PLM Material Adverse Effect" or a "MILPI
    Material Adverse Effect" (each defined below).

        (b) There shall be in effect any injunction or other order, decree, judgment or ruling by a governmental entity of competent jurisdiction, or a law, rule or regulation shall have been promulgated or enacted by a governmental entity, that, in any such case subject to MILPI's and PLM's obligations to take further actions, obtain consents, and make all necessary filings pursuant to the terms of the Merger Agreement (i) restrains, prevents or prohibits the making or consummation of the Offer or of the Merger or that would make such consummation illegal, (ii) prevents, prohibits or restricts the ownership by MILPI (or any of its affiliates) of any material portion of PLM's business or assets or that would substantially deprive MILPI and/or its affiliates of the benefit of ownership of PLM's business or assets, or (iii) imposes material limitations on the ability of MILPI to effectively acquire any Shares.

        (c) (i) The Merger Agreement or the Voting Agreement shall have been terminated in accordance with its terms, or (ii) any events shall have occurred that gives MILPI the right to terminate either the Merger Agreement or the Voting Agreement.

        (d) Any of the representations and warranties of PLM contained in the Merger Agreement shall not be true and correct on the date of the Merger Agreement (December 22, 2000) and as of the date of determination as if made on the date of determination, without taking into account any qualifications as to materiality or PLM Material Adverse Effect, except where the failure of such representations and warranties to be true and correct, when taken together with all such other failures, would not have a PLM Material Adverse Effect; PROVIDED, HOWEVER, that (i) the representations and warranties in the Merger Agreement concerning PLM's organization and qualifications, capitalization, and authority relative to the Merger Agreement and the transactions contemplated thereby, shall be true and correct in all respects, and (ii) such representations and warranties in the Merger Agreement which are made as of a specific date are true as of such date.

        (e) PLM shall have failed to perform or comply with all agreements and covenants required to be performed by it under the Merger Agreement on or before the date of determination, except where the failure to so perform, when taken together with all other such failures, would not have a PLM Material Adverse Effect.

        (f) Any party thereto (other than MILPI) shall have failed to perform or comply in all material respects with all agreements and covenants required to be performed by it under the Voting Agreement on or before the date of determination.

        (g) There shall have occurred any event, change, effect or development that, individually or in the aggregate with any other event, change, effect or development, has had or would reasonably be expected to have a PLM Material Adverse Effect.

        (h) There shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any governmental entity on, or other event that materially and adversely affects, the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, or (v) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof.

        (i) The Board shall have (i) modified in any adverse manner or withdrawn its approval (including by amending the Schedule 14D-9), (ii) approved or recommended a "Superior Proposal"

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    (as defined and described below) pursuant to the terms of the Merger
    Agreement, or (iii) resolved to take any of the actions specified in clauses
    (i) or (ii) above.

        (j) The obligation of PLM to have a certain cash balance under the terms of Merger Agreement shall not have been complied with.

    "MILPI Material Adverse Effect" means any circumstance, event or occurrence or series of circumstances, events or occurrences which individually or in the aggregate with all other circumstances, events or occurrences would have a material adverse effect on MILPI's ability to consummate the transactions contemplated by the Merger Agreement (the "Transactions") (including the Offer and the Merger).

    "PLM Material Adverse Effect" means any circumstance, event or occurrence or series of circumstances, events or occurrences which individually or in the aggregate with all other circumstances, events or occurrences would be reasonably likely to have a material adverse effect on (i) the business, assets, operations, financial condition, revenues or results of operations of PLM and its subsidiaries taken as a whole (which shall not be deemed to occur unless there is a reduction in value or damages in excess of $250,000), other than any PLM Material Adverse Effect caused or resulting from (A) the announcement of the Offer or the pendency of the consummation of the Merger Agreement, (B) the taking of any action contemplated or permitted by the Merger Agreement, or
(C) the cessation of the employment with PLM, for whatever reason, of any or all of Stephen M. Bess, Susan C. Santo and Richard K. Brock, or (ii) PLM's ability to consummate the Transactions. Additionally, for purposes of determining whether a PLM Material Adverse Effect has occurred, neither PLM nor MILPI will consider the results or effects of certain pending litigation or any claim brought under agreements pursuant to which PLM sold certain assets or subsidiaries.

    DIRECTORS. Pursuant to the Merger Agreement, promptly following the Offer Conditions Satisfaction Date, (i) MILPI will be entitled to designate the number of directors to the Board, rounded up to the next whole number, as will give MILPI, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board that equals the product of (x) the total number of directors on the Board (giving effect to any increase in the size of the Board pursuant to the Merger Agreement), and (y) the percentage that the voting power of the Shares beneficially owned by MILPI bears to the total voting power of all of the Shares then outstanding, and (ii) PLM shall take all action within its power to cause MILPI's designees to be elected or appointed to the Board, including by increasing the number of directors and by seeking and accepting resignations of incumbent directors; provided, however, that if MILPI's designees are elected or appointed to the Board, then until the consummation of the Merger the Board will have at least one director who was a director of PLM on the date of the execution of the Merger Agreement or otherwise not an affiliate of MILPI, and is not an officer of PLM or any of its subsidiaries (the "Continuing Director"). Following the election or appointment of MILPI's designees to the Board pursuant to the Merger Agreement and until the consummation of the Merger, MILPI will not cause PLM to take any action with respect to any amendment, or waiver of any term or condition, of the Merger Agreement, PLM's certificate of incorporation (the "Certificate of Incorporation"), or PLM's bylaws (the "Bylaws"), or certain other actions, without the concurrence of the Continuing Director, provided that if there is no Continuing Director during the aforementioned time period, the Merger Agreement cannot be amended nor can compliance with obligations thereunder be waived by PLM.

    THE MERGER. The Merger Agreement provides that as promptly as practicable (and in any event within two business days) after the satisfaction or waiver of the conditions set forth in the Merger Agreement, MILPI will be merged with and into PLM and PLM will continue after the Merger as the surviving corporation (the "Surviving Corporation") under the laws of the State of Delaware under the name "PLM International, Inc." At the effective time of the Merger (the "Effective Time"), (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares described in (iii) below and Shares held by dissenting stockholders) will be converted into the right to receive from MILPI cash in

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the amount of $3.46, (ii) each issued and outstanding share of Common Stock, par value $.01 per share, of MILPI will be automatically converted into one share of common stock of the Surviving Corporation, (iii) all Shares that are held in treasury of PLM will be canceled, and (iv) Shares held by holders who properly exercise appraisal rights under applicable state law will not be converted, and holders of such Shares will be entitled to receive payment of the appraised value of such Shares in accordance with applicable state law unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal under applicable state law.

    If, following the purchase of Shares pursuant to the Offer, MILPI owns at least ninety percent of the outstanding Shares, MILPI will take all necessary and appropriate action to cause the Merger to become effective as soon as is reasonably practicable after the expiration of the Offer without a meeting of stockholders of PLM, in accordance with applicable law. If, following the purchase of Shares pursuant to the Offer, MILPI owns less than ninety percent of the outstanding Shares and if required by law in order to consummate the Merger, PLM shall take all actions necessary to convene a special meeting of its stockholders, as promptly as reasonably practicable following the date on which MILPI completes the purchase of Shares pursuant to the Offer, for the purpose of considering and taking action upon the Merger and the Merger Agreement. The Board shall recommend approval of the Merger and the Merger Agreement and take all lawful action to solicit and obtain such approval.

    CHARTER, BYLAWS, DIRECTORS AND OFFICERS. At the Effective Time, the Certificate of Incorporation as in effect immediately prior to the Effective Time will be amended to be identical with the certificate of incorporation of MILPI. At the Effective Time, the Bylaws as in effect immediately prior to the Effective Time will be amended to be identical with the bylaws of MILPI.

    The directors of MILPI at the Effective Time will be the directors of the Surviving Corporation, and the executive officers of Surviving Corporation shall be Stephen M. Bess, President and Chief Executive Officer; Richard K. Brock, Vice President and Chief Financial Officer and Susan C. Santo, Vice President and General Counsel, subject, in each case, to such person being employed by PLM at the Effective Time. Such officers shall continue in office until the earlier of their respective death, resignation or removal and the time that their respective successors are duly elected or appointed and qualified. The biographies of such officers are set forth in the Information Statement attached as Annex A hereto.

    COMPANY STOCK OPTIONS AND OTHER EMPLOYEE BENEFITS. The Merger Agreement also provides that: (i) at the Offer Conditions Satisfaction Date, without any action on the part of the holder thereof, each unvested option to purchase Shares granted under any PLM stock option plan (each such option a "PLM Stock Option" and each such plan a "PLM Stock Option Plan") which remains as of such time unexercised in whole or in part shall be automatically and immediately vested and fully exercisable; (ii) in the event any holder of any PLM Stock Options exercises any PLM Stock Options or surrenders any PLM Stock Options to PLM (which may take the form of a letter to PLM requesting a cash out of such holder's PLM Stock Options pursuant to the provisions of the Merger Agreement), in either case on or after the Offer Conditions Satisfaction Date and before the Effective Time, PLM shall pay to such holder cash in an amount equal to the excess, if any, of the Offer Price over the exercise price of such PLM Stock Option; and (iii) the Board shall, prior to or as of the Offer Conditions Satisfaction Date, take all necessary actions, pursuant to and in accordance with the terms of the PLM Stock Option Plans and the instruments evidencing the PLM Stock Options, to provide for the accelerated vesting described pursuant to the provisions of the Merger Agreement.

    Pursuant to the Merger Agreement, MILPI has also agreed to maintain, with respect to certain employees of PLM, PLM's severance policy as in effect on December 22, 2000, and to recognize services of such employees at certain specified levels for purposes of calculating applicable severance amounts payable pursuant to the severance policy. MILPI will also maintain, without change (except as permitted

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pursuant to the terms of the Merger Agreement), with respect to each officer or employee of PLM, PLM's currently existing policies of group health insurance for the duration of the current policy year.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, PLM has made customary representations and warranties to MILPI with respect to, among other matters, its organization and qualification, capitalization, authority relative to the Merger Agreement and the transactions contemplated thereby, lack of conflicts, necessary filing requirements and consents, SEC filings, financial statements, liabilities, litigation, the absence of certain changes or events, employee benefit plans, labor relations, taxes, compliance with applicable laws, voting requirements, title to its assets and assets of its subsidiaries, material contracts, intellectual property, interested party transactions, environmental matters, restrictions on business activities, business practices, insurance matters, brokers, Board approval, receipt of a fairness opinion and lack of investment company status. MILPI has made customary representations and warranties to PLM with respect to, among other matters, its organization and qualification, authority relative to the Merger Agreement and the transactions contemplated thereby, necessary filing requirements and consents, litigation brokers and financial wherewithal.

    CONDUCT OF PLM PENDING THE APPOINTMENT OF MILPI'S DESIGNEES TO THE
BOARD. With certain specific exceptions, the Merger Agreement obligates PLM and its subsidiaries, from December 22, 2000 through the date of appointment of MILPI's designees to the Board, to conduct their operations only in the ordinary course of business in substantially the same manner as currently conducted, to use commercially reasonable efforts to preserve intact their business organizations, to keep available the services of their employees and consultants and preserve their relationships and goodwill with those persons and entities having significant business relationships with PLM and its subsidiaries, and to use commercially reasonable efforts to protect the intellectual property rights to the end that PLM and its subsidiaries' goodwill and on-going businesses shall not be impaired in any material respect as of the Closing. The Merger Agreement also contains specific restrictive covenants as to certain activities of PLM, which provide that PLM will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of MILPI, including, among other things and subject to certain exceptions, declaring or paying dividends, issuing or selling its securities, subjecting to a lien or encumbrance or selling or leasing any material assets or intellectual property rights, granting or modifying any compensation or change of control arrangements, modifying or entering into any new employment or services agreements (other than terminating existing severance and employment agreements with Messrs. Bess and Brock and Ms. Santo and entering into new agreements with such individuals in a form as has been approved by MILPI and which is summarized in the Information Statement attached as Annex A hereto), amending its Certificate of Incorporation or Bylaws, making material acquisitions or dispositions of assets, incurring indebtedness or guaranteeing debt, making loans or advances other than to the Company and its subsidiaries or, except in an amount or amounts not to exceed $300,000 in the aggregate, settle or compromise any material claims or litigation, and making capital expenditures in an amount or amounts not to exceed $50,000 in the aggregate and not in the ordinary course of business.

    CONDUCT OF PLM'S AFFILIATES PENDING THE APPOINTMENT OF MILPI'S DESIGNEES TO THE BOARD. With certain specific exceptions, the Merger Agreement obligates PLM to cause its affiliates, from December 22, 2000 through the date of appointing of MILPI's designees to the Board to: (a) conduct their businesses in the ordinary course; (b) refrain from acquiring or agreeing to acquire a substantial portion of assets or equity interests of a business organization; (c) refrain from making capital expenditures other than in connection with the repair or maintenance of currently held assets; (d) only for affiliates whose governing documents permit (or are being amended to permit) reinvestment of proceeds into the purchase of additional equipment, from declaring or making distributions in respect of its equity interests, except in the ordinary course; and (e) refrain from adopting any shareholder rights plan or similar plan or arrangement; provided however, that in no event shall PLM be required to take any action or refrain from taking any action solely to the extent that the taking of such action by PLM would violate any fiduciary duties.

    NO SOLICITATION. In the Merger Agreement, PLM has agreed that it will not, and will not authorize any of its affiliates or any of its or its affiliates' officers, directors, employees, agents or representatives, or any investment banker, attorney or other advisor or representative of PLM or any of its affiliates to directly or indirectly:

        (a) solicit, initiate or encourage the submission of any Acquisition Proposal (as defined below),

        (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to PLM or any of its subsidiaries in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or

        (c) authorize, engage in, or enter into any agreement or understanding with respect to any Acquisition Proposal;

provided, that nothing contained in the Merger Agreement will prohibit PLM or its directors from complying with Rule 14e-2 promulgated under the Exchange Act or making such disclosure as is required under applicable law.

    In addition, the Merger Agreement provides that, prior to the purchase of Shares pursuant to the Offer, PLM and the Board may engage in the activities described in (b) and (c) above with respect to any person who has submitted an unsolicited bona fide written Acquisition Proposal indicating such person's desire to pursue the possibility of making an Acquisition Proposal on terms believed by PLM to be financially more favorable to the Offer and the Merger (a "Superior Proposal") and, in either case, the Board or any committee thereof, determines that such action is appropriate for the Board to comply with its fiduciary duties under applicable law, the Board, concludes in good faith that such Acquisition Proposal could lead to Superior Proposal, and, prior to disclosing any of the information referred to in (b) above, PLM obtains from such person an executed confidentiality agreement. PLM agreed that it will, prior to providing any such information to any other person, notify MILPI of the name of such other person and keep MILPI informed of the status and terms of any Acquisition Proposals and the discussions and negotiations related thereto, as permitted by law.

    "Acquisition Proposal" means any proposal for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution, or similar transaction involving PLM, or any purchase or sale of all or any significant portion of the assets of PLM or more than 5% of the Shares or the capital stock or other equity interests in PLM's affiliates or the assets of any of its subsidiaries, other than the transactions contemplated by the Merger Agreement and any transactions required under any settlement of material litigation.

    CONDITIONS TO THE CONSUMMATION OF THE MERGER. The respective obligations of PLM and MILPI to effect the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions: (i) MILPI shall have purchased the Shares pursuant to the Offer; (ii) if required by applicable law in order to consummate the Merger, the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of PLM entitled to vote thereon (subject to the provision of the Merger Agreement relating to the consummation of the Merger without the vote of PLM stockholders, pursuant to applicable law); (iii) any waiting period applicable to the consummation of the Merger under the HSR Act and other applicable merger control laws shall have expired or terminated, and any material consents shall have been received; and
(iv) the consummation of the Merger shall not be prohibited by any provision of applicable law or restrained, enjoined, or prohibited by any order, judgment, decree, injunction or ruling by a governmental entity of competent jurisdiction.

    TERMINATION. The Merger Agreement may be terminated prior to the Effective Time, whether before or after approval by the stockholders of PLM:

        (a) By the mutual written consent of MILPI and PLM;

        (b) By MILPI or PLM, if:

           (i) any governmental entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction or ruling which, after commercially reasonable efforts on the part of MILPI and PLM to resist, resolve or lift, permanently restrains, enjoins or otherwise prohibits the Merger and such order, judgment, decree, injunction or ruling shall have become final and nonappealable (which, were such to occur, could be prior to or subsequent to the time stockholders tender their Shares pursuant to the Offer and receive the Offer Price), or

           (ii) the purchase of Shares shall not have been consummated on or before June 30, 2001, provided that the right to terminate the Merger Agreement for this reason shall not be available to any party whose failure to perform any material covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the purchase of Shares of pursuant to the Offer to occur on or before such date;

        (c) By MILPI or PLM if the Merger shall not have been consummated on or before the first anniversary of the date of the Merger Agreement, provided that the right to terminate the Merger Agreement for this reason shall not be available to any party whose failure to perform in any material respect any covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

        (d) By MILPI if the Board, or any committee thereof, shall (i) modify in any adverse manner or withdraw the "PLM Board Approval" (as defined in "The Solicitation or Recommendation" section of Item 4(a) hereof) or any part thereof (including by amending the Schedule 14D-9), (ii) approve or recommend a Superior Proposal (as defined below) pursuant to the terms in the Merger Agreement, or (iii) resolve to take any of the actions specified in clauses (i) or (ii) above;

        (e) By PLM if it shall enter into any definitive purchase agreement with any person concerning a Superior Proposal, but only if (i) the Board, after consultation with and receipt of advice from PLM's financial advisors and outside legal counsel, determines in good faith that the proposed acquisition agreement constitutes a Superior Proposal and that the failure to enter into such acquisition agreement could reasonably be deemed to constitute a breach of its fiduciary duties under applicable law, and
    (ii) two days have elapsed following MILPI's receipt of written notice from PLM advising MILPI that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal, and advising MILPI that the Board has determined, upon the advice of Company's financial advisors and outside legal counsel, that it will no longer recommend approval of the Merger.

    "Superior Proposal" means a bona fide unsolicited written Acquisition Proposal to acquire a majority of the voting power of the Shares then outstanding or all or substantially all the assets of PLM for consideration consisting of cash or securities which the Board concludes in good faith (after consultation with and receipt of advice from PLM's financial advisors and outside legal counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to PLM's stockholders (in their capacities as stockholders), from a financial point of view, than the Transactions, and (ii) is reasonably capable of being completed, including a conclusion that its financing, to the extent required, is then committed or is, in the good faith judgment of the Board (after consultation with and receipt of advice from PLM's financial advisors and outside legal counsel), reasonably capable of being financed by the person making such Acquisition Proposal.

    EFFECT OF TERMINATION. Except as described below, in the event that the Merger Agreement is terminated by any of PLM or MILPI as provided above, the Merger Agreement and the Voting Agreement will forthwith become void and there will be no liability thereunder on the part of MILPI or PLM, or their respective officers or directors. However, the provisions of the Merger Agreement regarding brokers, confidentiality, termination fees, fees and expenses, liquidated damages and governing laws, will survive termination, and termination will not relieve any party from liability for breaches of its representations, warranties or covenants contained in the Merger Agreement.

    PLM will pay to MILPI $1,000,000, plus third-party fees and expenses (including investment banking fees, financing fees, third-party due diligence fees, accounting fees and legal fees) incurred by MILPI in connection with the Merger Agreement and the transactions contemplated thereby in the amount of $500,000, (such $1,500,000 referred to as the "Termination Fee and Expenses") solely as follows:

        (a) If MILPI terminates the Merger Agreement under subsection (b) of the "Termination" section of this Item 3, provided that MILPI shall not be entitled to the Termination Fee pursuant to this subsection (a) if the events or circumstances giving rise to such termination right were beyond the control of PLM and PLM used commercially reasonable efforts to attempt to cause such events or circumstances to not occur or cease to exist;

        (b) If MILPI terminates the Merger Agreement under subsection (d) of the "Termination" section of this Item 3; or

        (c) Upon any material breach of the Voting Agreement or any determination by a court with jurisdiction thereover that the Voting Agreement is unenforceable, but only if the court challenge was brought by a party to the Voting Agreement other than MILPI;

        (d) If PLM terminates the Merger Agreement under subsection (e) of the "Termination" section of this Item 3;

        (e) If, on or before December 22, 2001, PLM enters into a definitive purchase agreement with a party other than MILPI with whom PLM entered into or otherwise initiated, solicited or conducted any discussions or negotiations concerning an Acquisition Proposal prior to the termination of the Merger Agreement but after December 22, 2000, provided, that if such definitive purchase agreement is entered into after June 22, 2001, the parties to such definitive purchase agreement must have closed the transactions contemplated thereby, whether such closing occurs on or after June 22, 1001, a purchase price in excess $3.46 per share, subject to certain conditions.

    LIQUIDATED DAMAGES AND STANDSTILL. In the event of a breach of the Merger Agreement by MILPI which results in the failure of the parties to consummate the Transactions on or before June 30, 2001, (a) MILPI shall pay to PLM, as liquidated damages, $1,000,000 (the "Liquidated Damages") and (b) neither MILPI nor its affiliates shall, for a period of twelve months following such breach (unless such action involves an offer to purchase Shares in excess of the Offer Price), (i) acquire, publicly offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of PLM or any of its affiliates or, except in the ordinary course of business, any assets of PLM or any of its affiliates, (ii) make or in any way participate in, directly or indirectly, any solicitation of proxies (as such terms are used in the rules of the SEC) or consents to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of PLM, (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, restructuring, recapitalization or other extraordinary transaction involving PLM or any of its securities or material assets,
(iv) form, join or in any way participate in any "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any voting securities of PLM, (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of PLM, or (vi) have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, assist or encourage, any other persons in connection with any of the foregoing.

    AMENDMENT. The Merger Agreement may be amended by PLM or MILPI at any time before or after approval thereof by the stockholders of PLM, but, after such approval, no amendment shall be made which under applicable law would require approval of PLM's stockholders without the further approval of such stockholders; provided, however, that from and after the time MILPI designates directors to the Board pursuant to the Merger Agreement until the Effective Time, if there is no Continuing Director then the Merger Agreement cannot be amended except as required by law.

    APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer; however, stockholders not tendering in the Offer, and who otherwise comply with the requirements of applicable law, will have the right to demand appraisal of, and to receive payment in cash of the fair value of, their Shares in connection with the Merger. See "Appraisal Rights" in Item 8.

CONFIDENTIALITY AGREEMENT.

    The following is a summary of certain provisions of the confidentiality agreement, dated November 23, 1999, between the PLM and EFG (the "Confidentiality Agreement"). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by this reference, and a copy of which has been filed with the SEC as Exhibit (d)(3) to the Schedule TO filed by MILPI.

    On November 23, 1999, PLM entered into a Confidentiality Agreement with Equis Financial Group, Inc., an affiliate of MILPI and the recipient (the "Recipient") of certain confidential non-public information concerning PLM (the "Evaluation Material").

    As a condition to PLM disclosing the Evaluation Material the Recipient agreed, among other things: (1) to treat confidentially the Evaluation Material,
(2) to use the Evaluation Material only for the purposes of determining whether to enter into a possible transaction with the Company, (3) to disclose Evaluation Material to its directors, officers, employees, affiliates, agents, partners, advisors or representatives (collectively, its "Representatives") only to the extent necessary to permit such Representatives to assist in determining whether to enter into a transaction with PLM, (4) not to disclose the fact that the parties are having or have had discussions concerning a transaction, unless it must make disclosure so as to not commit a violation of law, in which case, it must promptly advise PLM of such fact, (5) to promptly notify PLM of the receipt of any request or requirement (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process), in connection with any proceeding, to disclose any Evaluation Material, so that PLM may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of the Confidentiality Agreement, and (6) in the event the Recipient decides not to proceed with a transaction, to promptly return all Evaluation Material. PLM agreed that neither it nor any of its representatives would, without the Recipient's prior written consent, disclose to any person that it was engaged in discussions concerning a possible transaction. In addition, pursuant to the Confidentiality Agreement, the Recipient agreed that until November 23, 2000 it and its affiliates will not knowingly, as a result of knowledge or information obtained from the Evaluation Material or otherwise in connection with a possible transaction, divert any business from PLM, or solicit for employment an employee of PLM or any of its affiliates.

VOTING AND TENDER AGREEMENT

    As of December 22, 2000, PLM, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, Robert Tidball, and Doug Goodrich (Steel Partners II, L.P., Steel Partners, L.L.C., and Messrs. Lichtenstein, Tidball, and Goodrich, collectively, the "Certain Stockholders") entered into an Amended and Restated Voting and Tender Agreement with MILPI (the "Voting Agreement"). Pursuant to the Voting Agreement, among other things, the Certain Stockholders agreed (a) to vote all Shares beneficially owned by them in favor of the Merger Agreement and the transactions contemplated thereby

(including the Merger) and (b) against (i) any proposal made in opposition to or in competition with the Offer, the Merger or the transactions contemplated by the Merger Agreement, (ii) any merger, reorganization, consolidations, shares exchange, business combination, sale of assets or similar transaction with or involving PLM and any party other than MILPI, and (iii) any other action the consummation of which would reasonably be expected to prevent or delay the consummation of the Offer, the Merger or the transactions contemplated by the Merger Agreement. Based on 7,554,510 Shares outstanding on December 28, 2000, the Certain Stockholders' Shares in the aggregate represent approximately 23.78% of the total outstanding Shares.

    Pursuant to the Voting Agreement each Certain Stockholder agreed to tender or cause to be tendered, all of his or its Shares to MILPI for the Offer Price and granted to MILPI an irrevocable option to purchase his or its Shares not tendered. The Voting Agreement will terminate immediately upon the earlier of
(i) the consummation of the Merger, or (ii) upon the termination of the Merger Agreement.

    The above summary is qualified in its entirety by reference to the complete text of the Voting Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by this reference.

THE ESCROW AGREEMENT.

    The following is a summary of certain provisions of the Escrow Agreement, dated December 22, 2000, by and among MILPI, PLM and Bank of San Francisco, as escrow agent (the "Escrow Agreement"). This summary is qualified in its entirety by reference to the Escrow Agreement, a copy of which is filed as Exhibit 7 hereto and is incorporated herein by this reference.

    Pursuant to the Escrow Agreement, Bank of San Francisco agreed to act as the escrow agent (the "Escrow Agent") in connection with the Merger Agreement and Offer. Pursuant to the Merger Agreement, MILPI has delivered to the Escrow Agent cash in the amount of $1,200,000 and PLM has delivered to the Escrow Agent cash in the amount of $1,700,000 to be held and disbursed pursuant to the terms of the Escrow Agreement. The Escrow Agent will invest each escrow deposit along with any instruments, securities, proceeds and income derived therefrom in an interest bearing account or as directed jointly by both MILPI and PLM.

    The Escrow Agent may release MILPI's escrow funds to PLM if PLM becomes entitled to Liquidated Damages plus reasonable costs and expenses incurred to enforce the Escrow Agreement up to a maximum of $200,000 (and MILPI does not dispute that PLM is entitled to such damages). The Escrow Agent may release PLM's escrow funds to MILPI if MILPI becomes entitled to the Termination Fee and Expenses plus reasonable costs and expenses incurred to enforce the Escrow Agreement up to a maximum of $200,000 (and PLM does not dispute that MILPI is so entitled).

    If the Merger Agreement is terminated or not consummated and neither MILPI nor PLM is entitled to any payment under the Merger Agreement, or if MILPI accepts and pays for all Shares tendered and not withdrawn pursuant to the Offer, then the Escrow Agent will return to each of MILPI and PLM their respective escrow funds. The Escrow Agent has been paid $3,800 for its services and reimbursed for reasonable costs and expenses. MILPI and PLM have also indemnified the Escrow Agent in the Merger Agreement.

DIRECTOR INDEMNIFICATION.

    Pursuant to the Merger Agreement, MILPI agreed that all rights to indemnification existing as of the date of the Merger Agreement in favor of any director, officer, employee or agent of PLM or any of its subsidiaries as provided by law, in their respective certificates of incorporation, by-laws or other governing documents or in indemnification agreements with PLM or any of its subsidiaries, or otherwise in effect as of the date of the Merger Agreement, shall survive the Offer and the Merger and shall continue in full force and effect.

    In addition, PLM shall maintain, for so long as the Continuing Director shall serve as a Director of PLM, a policy of directors' and officers' liability insurance covering such Continuing Director. Further, PLM shall purchase tail coverage lasting for six years for each policy of directors' and officers' liability insurance maintained by PLM for claims arising out of occurrences prior to the dates when each of PLM's directors, as of the date hereof, resigns from his directorship.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION OF PLM BOARD

    The Board, by resolutions duly adopted by unanimous vote of those voting at a meeting on December 21, 2000 duly called and held and not subsequently rescinded or modified in any way (the "PLM Board Approval"), duly:

        (i) determined that the Merger Agreement, the Voting Agreement and the Escrow Agreement, and the transactions contemplated thereby (including the Offer and the Merger) are advisable, fair to and in the best interests of PLM and its stockholders;

        (ii) approved and adopted the Merger Agreement, the Voting Agreement and the Escrow Agreement, and the transactions contemplated thereby (including the Offer and the Merger) and authorized Mr. Tidball to execute each such agreement as promptly as practicable following such meeting;

       (iii) resolved to recommend that the stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger;

        (iv) consented to the inclusion of the PLM Board Approval in the Schedule TO, the Schedule 14D-9 and, if applicable, a proxy statement; and

        (v) directed that, if applicable, the Merger Agreement and the Merger be submitted for consideration by PLM's stockholders at a special meeting.

    A press release announcing the execution of the Merger Agreement and a letter to the stockholders communicating the Board's recommendation are filed as Exhibits 6 and 5, respectively, and are incorporated by this reference.

(B) BACKGROUND; REASONS FOR PLM BOARD'S RECOMMENDATION.

BACKGROUND

    In 1996, Equis Financial Group L.P. ("EFG"), a representative of MILPI, sold to PLM its lease origination business, a customer list and the name American Finance Group. In 1997, EFG offered to purchase PLM for $5.00 per Share with certain contingencies. This offer was rejected by the Board, for reasons including the inadequacy of the amount offered. Also in 1997, three officers of EFG and two non-affiliated individuals formed a committee (the "Committee") to solicit proxies from shareholders of PLM with respect to certain proposals submitted for a vote at PLM's annual meeting of stockholders that were designed to: amend the Bylaws and Certificate of Incorporation; terminate a stockholder rights plan (poison pill) in effect at that time; and add two of the Committee's designees to the Board. The intent of the proxy solicitation was to make it easier for a third party to purchase PLM without the approval of the Board. The outcome of the proxy solicitation was that the Committee's slate of directors did not receive enough votes to be elected to the Board, and the other proposals did not receive enough votes to be adopted. PLM terminated the rights plan on its own, immediately prior to the annual meeting at which the proxy vote occurred.

    In 1997 and 1998, EFG periodically made inquiries to PLM as to whether or not PLM would be interested in discussing a sale of PLM or of PLM's subsidiary, PLM Financial Services Inc. ("FSI"). In

March of 1999, EFG sent a letter to the Board offering to purchase PLM for $7.50 per Share. In April of 1999, representatives of EFG held discussions with representatives of PLM to review certain public information; and then EFG increased its offer to $7.75 per Share plus all of the after-tax proceeds from the sale of PLM's wholly-owned subsidiary American Finance Group, Inc. ("AFG") in excess of $23,000,000. In May of 1999, EFG signed a confidentiality agreement with PLM so as to enable it to receive confidential information (which it subsequently received). It also contained a customary standstill provision that precluded certain actions by EFG to acquire Shares for five years without the consent of the Board. By letter dated May 20, 1999, EFG increased the proposed purchase price to $8.45 per share. This offer was subject to numerous conditions, including the substantiation of the values of the equipment held by PLM's affiliates and the consent of all of PLM's lenders to waive the acceleration of the maturity of their loans upon a change of control. During 1999, PLM's operations included the trailer leasing business ("Trailer Leasing"), investment management operations ("Investment Management") and AFG. In 2000, PLM sold AFG and Trailer Leasing, and on November 3, 2000, stockholders of PLM received $5.00 per Share as a partial liquidating distribution.

    On May 27, 1999, the Board met to discuss the offer from EFG and, in addition to seeking a higher price, asked EFG to remove all conditions from its offer. EFG was unwilling to either increase its offer or to remove all conditions. Nonetheless, EFG and PLM thereafter exchanged information and EFG was provided with introductions to PLM's lenders. By the middle of August 1999, both parties had determined not to proceed in the above-described manner, however at that time EFG expressed an interest in making a direct equity investment in PLM. By letter dated September 1, 1999, the Board informed EFG that it was uninterested in such a type of transaction and discussions between EFG and PLM were terminated.

    On November 3, 1999, the Board engaged Imperial Capital, LLC ("Imperial Capital") to pursue strategic and financial alternatives for maximizing stockholder value on a near-term basis, including a possible transaction or series of transactions representing a merger, consolidation, or any other business combination, a sale of all or a substantial amount of the business, securities, or assets of PLM, or a recapitalization or spin-off.

    In November of 1999, Imperial Capital prepared a letter containing both public information about PLM and a confidentiality agreement, which was sent to 200 parties whom Imperial Capital or PLM believed would be interested in acquiring PLM or a significant portion thereof. Of these parties, approximately 50, including MILPI (through its representative EFG), expressed an interest in receiving further information and signed and returned to Imperial Capital the confidentiality agreement. During December 1999 and January 2000, Imperial Capital prepared two confidential information memorandums, and distributed them to those parties which had signed the confidentiality agreement. One of the memorandum prepared by Imperial Capital described Trailer Leasing and the other described Investment Management. Imperial Capital received a number of expressions of interest for Trailer Leasing, for Investment Management and for PLM as a whole. EFG submitted an expression of interest regarding Investment Management. As a result of the responses received by Imperial Capital, the Board instructed Imperial Capital to proceed first with a sale of Trailer Leasing. PLM closed the sale of Trailer Leasing to Marubeni America Corporation on September 29, 2000.

    In October 2000, Imperial Capital was directed by the Board to prepare a new confidential information memorandum describing PLM in its then current form (primarily Investment Management). Imperial Capital distributed this new confidential information memorandum to approximately 14 parties who had either initially submitted bids (or expressions of interest) or had otherwise expressed interest, to purchase Investment Management, including MILPI. Among other things, this new confidential information contained financial projections prepared by PLM and which are reproduced in Section 7 of the Offer to Purchase. The projections reflect numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond PLM's control, and does not take into account any changes in PLM's operations or capital structure which may result from the Offer and the Merger. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The projections should not be regarded as an indication that PLM or any other person who received this information considered it a reliable predictor of future events, and the projections should not be relied on as such. Neither PLM nor any of its representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections.

    In mid-October of 2000, after receiving the confidential information memorandum, MILPI, in conjunction with The Diversified Group ("Diversified"), orally submitted a bid of $3.00 per share to Imperial Capital, subject to conducting due diligence. On October 25, 2000, based upon feedback from Imperial Capital that its $3.00 bid was insufficient, Diversified submitted to Imperial Capital a written indication of interest in acquiring PLM at $3.25 per Share.

    On October 23, 2000, Jan Melgaard, President of Sigma Aircraft Management, LLC, a consultant to MILPI, visited PLM and met with Doug Fowler, Senior Aircraft Attorney of PLM, and Mr. Brock, to conduct due diligence on aircraft owned by PLM's affiliates.

    Based upon further feedback from Imperial Capital that its new bid of $3.25 per share was still insufficient, on October 30, 2000, Diversified submitted a letter to PLM, whereby it increased its bid to $3.50 per Share. This bid was not subject to any financing contingency or any contingency associated with the outcome of material litigation. As a condition of going forward with additional due diligence, and entering into negotiations intended to produce a definitive agreement, Diversified required PLM to agree to a three-week exclusivity period during which PLM could not enter into any letter of intent or other written agreements relating to the Transactions with other parties unless it paid Diversified a fee of $1,000,000. Such letter agreement was signed that day. Later on the same day, James A. Coyne, Vice President of MILPI, Mr. Tidball,
Mr. Bess, Ms.. Santo, and Peter Gatto, Director of Taxation of PLM, as well as representatives of Diversified, Imperial Capital and legal counsel to PLM, discussed by telephone a proposed structure for the transaction.

    On November 1 and 2, 2000, Mr. Coyne visited PLM to conduct due diligence and met with Messrs. Tidball and Bess, Ms. Santo and John McCarthy, PLM's Director of Financial Analysis and Planning.

    On November 15, 2000, Messrs. Coyne and Reese discussed the proposed terms and structure of a transaction that would not include Diversified (and Diversified was in accord with no longer being involved in a transaction). On November 16, 2000, Mr. Coyne sent Imperial Capital a written confirmation of such terms, which terms were revised by Mr. Coyne on November 17, 2000.

    On November 17, 2000, counsel for MILPI delivered to counsel for PLM a first draft of a definitive merger agreement and a form of voting and tender agreement for certain stockholders of PLM. Advisors to and counsel for PLM objected to several provisions of the draft merger agreement, including the terms of the tender offer, conditions to the tender offer, terms restricting PLM's ability to negotiate with third parties regarding a superior proposal, and the ability of the parties to terminate the Merger Agreement.

    From November 20 through November 22, 2000 representatives from Nixon Peabody LLP, counsel to MILPI, visited PLM to conduct further due diligence.

    On December 4 and 5, 2000, Mr. Coyne, along with MILPI's legal counsel, met with Messrs. Bess and Tidball and Ms. Santo of PLM, representatives of Imperial Capital and PLM's legal counsel, at the offices of PLM's legal counsel, to negotiate the terms of the merger agreement, including those terms specifically mentioned above. Among other things, MILPI agreed to eliminate or revise certain terms of the tender offer, conditions to the tender offer, terms restricting PLM's ability to negotiate with third parties regarding a superior proposal, and the ability of the parties to terminate the merger agreement.

    On December 11, 2000, the Board held a special meeting to discuss the auction process Imperial Capital had been conducting. All of the members of the Board were present. Also present were representatives of Imperial Capital (to discuss the auction process and to answer questions from the Board), legal counsel to PLM and Mr. Coyne, who attended a portion of the meeting. The Board discussed all firm proposals which had been received, including the consideration offered, the status and availability of financing for each proposal, the extent to which each bidder had conducted due diligence, and the readiness and ability of each bidder to promptly execute and effect a transaction. The Board was advised that, except for MILPI, no persons had expressed an interest in acquiring the Shares at a price equal to or greater than MILPI's offer of $3.50 per Share that was not subject to the outcome of material litigation. After such discussions, the Board determined that MILPI's offer of $3.50 per Share, which was not subject to a financing contingency or to the outcome of any material litigation, was superior to all other offers, and it instructed legal counsel to PLM to continue negotiations with MILPI to finalize the Merger Agreement.

    From December 11, 2000 through December 20, 2000, the parties continued negotiations. On December 20, 2000, as a result of continued due diligence and negotiations between the parties concerning certain provisions of the Merger Agreement, MILPI indicated its intent to decrease the bid price per Share in conjunction with modifying certain conditions to the Offer.

    On December 21, 2000, MILPI revised its bid to be equal to the Offer Price and agreed to modify certain conditions to the Offer. Later that day, the Board of Directors of PLM met to consider the Offer Price and other terms and conditions of the Merger Agreement. All members of the Board were present. Also present were representatives of Imperial Capital and legal counsel to PLM. At the Board meeting, Imperial Capital delivered its opinion to the Board that the consideration to be received by PLM's stockholders pursuant to the Offer is fair to such holders from a financial point of view. The Board unanimously voted to approve the Merger Agreement, the Escrow Agreement and the Voting Agreement and the transactions contemplated thereby, including the Merger and the Offer and authorized Mr. Tidball to execute and deliver such agreements as promptly as practicable.

    On December 22, 2000, PLM and MILPI executed the Merger Agreement and the Escrow Agreement, and PLM, MILPI and certain stockholders of PLM executed the Voting Agreement. On December 22, 2000, both PLM and MILPI issued press releases announcing the execution of the Merger Agreement.

    DISCUSSIONS WITH PARTIES OTHER THAN MILPI

    On October 26, 2000, representatives of a third-party, along with its advisor, visited PLM to conduct initial due diligence. On or about November 21, 2000, this third-party informed Imperial Capital that it was unlikely to proceed in its evaluation of PLM, or submit a bid, until all material litigation was settled. However, when Imperial Capital informed representatives of this third-party that PLM was in discussion with a potential buyer who would assume all risks associated with material litigation, the third-party indicated it would carry on with its due diligence, and, on November 28, 2000, it submitted to Imperial Capital a written bid to acquire PLM for $2.07 per Share. The bid was not subject to any financing contingency or to the settlement of material litigation. Imperial Capital informed this third party that such bid was significantly below other bids already received.

    On November 1, 2000, representatives of another third-party and its advisor met with representatives of PLM and Imperial Capital to discuss a possible acquisition of PLM. On November 9, 2000, representatives of this third-party indicated in a telephone conversation with Imperial Capital that it was unlikely to submit a bid for PLM. The following day, November 10, 2000, its representatives again indicated in a telephone conversation with Imperial Capital that it would not submit a bid for PLM.

    On November 8 and 9, 2000, representatives of another third-party and its advisors visited PLM and met with PLM's management to discuss the operations of PLM. On November 15, 2000, after completion of initial due diligence, representatives of this third-party orally informed Imperial Capital that it would be willing to pay $2.75 per share for all outstanding Shares. Imperial Capital thereafter informed these representatives that PLM had already received a bid of more than $3.00 per Share and, in response to such information these representatives indicated they would conduct further evaluation to determine if they were willing to increase the amount this third-party would pay per Share. The following day, on November 16, 2000, this third-party submitted a written indication of interest at $3.25 per Share, subject to obtaining financing, settlement of material litigation and completion of due diligence.

    On November 21, 2000, Imperial Capital spoke with representatives of this third-party regarding its bid of November 16, 2000, and informed such representatives that PLM had received a bid in excess of the November 16 bid, and that such other bid was not subject to any financing contingency or any contingency related to the outcome of material litigation. This third-party reiterated to Imperial Capital its interest in acquiring PLM, and stated to Imperial Capital that its advisors would shortly visit PLM to conduct further due diligence to determine whether it was willing to increase its offer.

    From November 29 through December 1, 2000, representatives of, and advisors to, this third-party visited PLM to conduct further due diligence and discuss operations, financial and legal matters with management of PLM. On December 4, 2000, its representatives informed Imperial Capital by telephone that the third-party would not offer more than $3.25 per Share, which was still subject to settlement of all material litigation. However, it was willing to consider making an offer for a significantly lesser amount which would not be conditioned upon the settlement of all material litigation, and it might be willing to agree to pay PLM's stockholders an additional amount if all material litigation was favorably settled. Its representatives also indicated the third-party would provide a comfort letter from its bank as to its ability to finance the transaction. After Imperial Capital discussed the matter with representatives of the Board, Imperial Capital orally informed the third-party that such offer was insufficient.

    The next day, on December 5, 2000, representatives of the third-party called Imperial Capital to inform Imperial Capital that the third-party was evaluating whether it could increase or modify its offer. On December 8, 2000, the third-party submitted a new written bid to PLM for $3.60 per Share. However, such bid remained conditioned upon the outcome of all material litigation, obtaining necessary financing and completion of additional due diligence. On December 11, 2000, Imperial Capital spoke via telephone with representatives of the third-party regarding the bid it submitted on December 8, 2000 and the third-party reiterated that it was unwilling to pay $3.60 per Share unless all material litigation was favorably resolved. The third-party also informed Imperial Capital that its financing had yet to be finalized.

    Later that week, representatives of this third-party orally withdrew the party's December 8 bid and offered $3.25 per Share, subject only to financing and completion of due diligence. Members of the Board discussed this offer with representatives of the third-party, who confirmed that it was the third-party's best and final offer.

    On November 17, 2000, another third-party submitted a written bid of $3.50 per Share to PLM, subject to: due diligence; the settlement of all material litigation; and a financing contingency. As of that date, this third-party had not conducted significant due diligence nor had it or its advisors visited PLM. On November 21, Imperial Capital spoke with representatives of this third-party to discuss PLM's requirements for an acceptable bid, but the third-party never modified its offer.

REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY PLM BOARD

    In reaching its determinations to approve the Merger and the Offer, the Board considered the following factors, each of which, in the view of the Board, supported such determinations:

    (i) the amount of consideration to be received by PLM's stockholders in the Offer and the Merger pursuant to the Merger Agreement, as well as the fact that stockholders would receive a cash payment with no financing condition;

    (ii) PLM's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of PLM going forward as an independent company;

   (iii) the financial condition, historical results of operations and business and strategic objectives of PLM, as well as the risks involved in achieving those objectives;

    (iv) other historical information concerning PLM's business, prospects, financial performance and condition, operations, technology, management and competitive position;

    (v) the fact that the $3.46 per Share to be paid in the Offer and as the consideration in the Merger represents a premium of approximately 56% over $2.22, the per-share average closing price of the Shares on the AMEX for the 30 trading days prior to December 21, 2000;

    (vi) current financial market conditions, and historical market prices, volatility and trading information with respect to the Common Stock of PLM;

   (vii) the presentation from Imperial Capital and Imperial Capital's written opinion dated December 21, 2000 that, as of such date and based upon and subject to the matters set forth therein, the $3.46 in cash to be paid in the Offer and the Merger was fair from a financial point of view to the holders of Shares, which opinion is attached hereto as Annex B and is incorporated herein by reference. The opinion was not intended to be and does not constitute a recommendation to any holder of Shares whether or not to tender his or Shares in the Offer. STOCKHOLDERS ARE URGED TO READ THE FULL TEXT OF THE OPINION IN CONJUNCTION WITH THE OFFER;

  (viii) the high likelihood that the proposed acquisition would be consummated, in light of the experience and financial capabilities of MILPI's affiliates, and that the proposed acquisition could be consummated more quickly than a long-form merger and, on the other hand, the risks to PLM if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on
         (a) PLM's operating results and (b) PLM's stock price;

    (ix) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; and

    (x) the fact that pursuant to the Merger Agreement, PLM is not prohibited from responding to any unsolicited Acquisition Proposal, and PLM may terminate the Merger Agreement and accept a Superior Proposal, subject to PLM's compliance with the terms of the Merger Agreement and PLM's obligation to pay the Termination Fee and Expenses in the manner described in the Merger Agreement; and

    (xi) the fact that pursuant to the Merger Agreement, MILPI agreed to pay PLM Liquidated Damages if MILPI breaches the Merger Agreement and such breach results in a failure to consummate the Transactions on or before June 30, 2001.

    The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of PLM, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board considered in connection with their evaluation of the Offer and the Merger, the Board did not find it practicable to assign relative weights to the foregoing factors and, accordingly, the Board did not do so. In addition to the factors listed above, the Board considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the stockholders to participate in any potential future growth in the value of PLM, but determined that this loss of opportunity was reflected by the price of $3.46 per Share to be paid in the Offer and the Merger.

OPINION OF FINANCIAL ADVISOR

    On December 21, 2000, Imperial Capital rendered its opinion to the Board that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares in the proposed Offer is fair to such holders from a financial point of view. A copy of the opinion, dated December 21, 2000, which sets forth the assumptions made, matters considered, the scope and limitations of the review undertaken and the procedures followed by Imperial Capital is filed as Annex B hereto and is incorporated herein by reference. Stockholders are urged to read the opinion carefully and in its entirety for assumptions made, matters considered and limits of the review by Imperial Capital. Stockholders should note that the opinion expressed by Imperial Capital was provided for the information of the Board in its evaluation of the Offer and does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Offer. No limitations were placed on Imperial Capital by the Board with respect to the investigation made or the procedures followed in preparing and rendering its opinion.

(C) INTENT TO TENDER

    To PLM's knowledge after reasonable inquiry, all of PLM's executive officers, directors, and affiliates currently intend to either (i) tender all Shares held of record or beneficially by them pursuant to the Offer, or
(ii) vote all Shares held of record or beneficially by them for the adoption of the Merger Agreement and specifically with respect to the Certain Stockholders, they have agreed with PLM and MILPI to do so pursuant to the Voting Agreement (other than any Shares held by such persons which, if tendered, could cause them to incur liability under Section 16(b) of the Exchange Act). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to a letter agreement dated November 3, 1999, PLM formally retained Imperial Capital to provide general financial advisory services to, and to advise PLM concerning, one or more strategic transactions, including a possible acquisition, sale, merger, joint venture or business combination, and, if requested, to render an opinion to the Board regarding the fairness, from a financial point of view, to the holders of the Shares of the consideration to be received in any such strategic transaction. The Board retained Imperial Capital based upon Imperial Capital's qualifications, experience and expertise.

    Pursuant to the Imperial Capital engagement letter, PLM agreed to pay to Imperial Capital: (i) a cash retainer; (ii) a fee for delivery of a fairness opinion; and (iii) a success fee of one and three-quarter (1.75%) of the aggregate consideration received in a transaction involving Investment Management. The cash retainer and opinion fees are creditable against the fee payable upon consummation of a strategic transaction. Prior to delivery of its fairness opinion relating to the Offer, Imperial Capital received retainer fees aggregating $50,000. Imperial Capital has received a cash opinion fee of $175,000 and, if PLM consummates the Transactions, Imperial Capital will receive a net additional cash fee of approximately $315,000, plus out-of-pocket expenses. In addition, PLM has also agreed to indemnify Imperial Capital against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Imperial Capital's engagement or, if such indemnification is unavailable to Imperial Capital or insufficient to hold it harmless, then PLM has agreed to contribute to the amount paid or payable by Imperial Capital as a result of such occurrence.

    Neither PLM nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to PLM's stockholders with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as contemplated by the Voting Agreement or as described in the following sentences, during the past 60 days, neither PLM nor any subsidiary of PLM nor, to the best of PLM's knowledge, any executive officer, director or affiliate of PLM, has effected a transaction in Shares. In connection with a partial liquidating distribution of $5.00 paid to PLM's stockholders on November 3, 2000, all outstanding options on such date to acquire Shares for an exercise price of $5.00 or less were deemed exercised on November 3, 2000 and the option holder (i) was paid the difference between $5.00 and the exercise price for each option held and (ii) received one Share for each option. As a result of the foregoing, on November 3, 2000: Douglas P. Goodrich was deemed to have exercised options for 45,000 Shares; Mr. Tidball was deemed to have exercised options for 20,000 Shares; and Harold R. Somerset was deemed to have exercised options for 30,000 Shares.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by PLM in response to the Offer that relates to (1) a tender offer for or other acquisition of PLM's securities by PLM, any subsidiary of PLM or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving PLM or any subsidiary of PLM; (3) a purchase, sale or transfer of a material amount of assets by PLM or any subsidiary of PLM; (4) any material change in the present dividend rate or policy of PLM; or (5) indebtedness or capitalization of PLM.

    Other than as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT.

    The Information Statement attached as Annex A hereto is being furnished to PLM stockholders in connection with the possible designation by MILPI, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of PLM's stockholders as described in Item 3 above, and is incorporated herein by reference.

DIRECTORS' RESIGNATIONS.

    All members of the Board, except for Robert N. Tidball, have tendered resignations from their directorships to be effective upon the Offer Conditions Satisfaction Date.

STATE TAKEOVER LAWS AND THE CERTIFICATE OF INCORPORATION.

    PLM is incorporated under the laws of the State of Delaware. In general,
Section 203 ("Section 203") of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the "business combination" is approved by the board of directors of such corporation prior to such time.

    Additionally, and in general, Article Eleventh of the Certificate of Incorporation prevents an "interested shareholder" (including a person who plans to become the beneficial owner of more than 10% of the voting stock of PLM) from engaging in a "business combination" (defined to include mergers and certain other actions) unless such business combination is approved by a majority of the "continuing directors" (defined to include (i) any member of the Board who is not an interested stockholder and was a member of the Board before the interested stockholder became interested, and (ii) any person who subsequently becomes a member of the Board, who is not an interested stockholder, if such person's nomination for election to the Board is approved by a majority of the continuing directors then in office).

    PLM has represented in the Merger Agreement that the Board (including the continuing directors) has approved, among other things, the Merger Agreement, the Voting Agreement and the Transactions, including the Offer and the Merger, and such approval constitutes approval of the foregoing for purposes of
Section 203 and Article Eleventh of the Certificate of Incorporation.

SECTION 253 OF THE DGCL.

    Under Section 253 of the DGCL, if MILPI acquires, pursuant to the Offer or otherwise, at least ninety percent of the outstanding Shares, MILPI will be able to effect the Merger after consummation of the Offer without a vote by PLM's stockholders. If, following the purchase of Shares pursuant to the Offer, MILPI owns less than ninety percent of the outstanding Shares and if required by law in order to consummate the Merger, PLM shall take all actions necessary to convene a special meeting of its stockholders, as promptly as reasonably practicable following the date on which MILPI completes the purchase of Shares pursuant to the Offer, for the purpose of considering and taking action upon the Merger and the Agreement. The Board shall recommend approval of the Merger and the Merger Agreement and take all lawful action to solicit and obtain such approval.

ANTITRUST COMPLIANCE.

    Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless the antitrust division of the U.S. Department of Justice (the "Antitrust Division") and the FTC have been notified of the transaction, provided certain information relating thereto, and applicable waiting period requirements have been satisfied. Based upon amendments to the HSR Act that become effective on February 1, 2001, the Offer and the Merger will not be subject to these requirements because the Initial Expiration Date will occur after the effective date of such amendment.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Shares by MILPI pursuant to the Offer. At any time before or after the purchase of the Shares pursuant to the Offer by MILPI, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of the Shares purchased by MILPI or the divestiture of substantial assets of MILPI, PLM or their respective subsidiaries. Private parties and state attorneys general also may bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to PLM relating to the businesses in which MILPI, PLM and their respective subsidiaries are engaged, PLM believes that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

APPRAISAL RIGHTS.

    GENERAL. Holders of record of Shares who do not vote in favor of the adoption of the Merger Agreement may, under certain circumstances and by following the procedure, prescribed by Section 262 of the DGCL, exercise appraisal rights and receive cash for their Shares. In order to properly assert one's rights, a dissenting stockholder must follow the appropriate procedures under the DGCL or suffer the termination or waiver of such rights.

    Any demand for appraisal or that PLM purchase your Shares or certificates for endorsement as dissenting Shares should be submitted, within the time periods described herein, to the Secretary of PLM International, Inc., One Market, Steuart Street Tower, Suite 800, San Francisco, CA 94105, telephone number (415) 974-1399.

    Any failure to comply strictly with the requirements of the Delaware provisions will result in the termination of your appraisal or dissenters' rights. The summary provided below does not purport to be complete and are qualified by reference to the applicable statutory provisions.

    APPRAISAL RIGHTS UNDER DELAWARE LAW. If the Merger is completed, record holders of Shares who:

    - do not vote to adopt the Merger Agreement or consent to it in writing, and

    - do not tender their shares in the Offer and continuously hold their Shares through the Effective Time, and

    - make a timely demand for appraisal, and

    - otherwise comply with Section 262 of the DGCL,

    - will have the right to be paid the fair value of their Shares, as determined by the Delaware Court of Chancery.

    "Fair value" excludes any value arising from the accomplishment or expectation of the Merger, and includes a fair rate of interest, if any, as determined by the Court of Chancery.

    PLM stockholders who wish to exercise appraisal rights must deliver to PLM a timely written demand for appraisal of their Shares. A demand for appraisal will be sufficient if it reasonably informs PLM of the stockholder's identity and that the stockholder intends to demand appraisal of such stockholder's Shares. Each stockholder demanding appraisal must be the record holder of the Shares on the date the written demand for appraisal is made and, if the demand is submitted prior to the Effective Time, must continue to hold such Shares through the Effective Time.

    Within 60 days after the Effective Time, a stockholder may withdraw the demand for appraisal and accept the Offer Price, provided that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of PLM and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

    Within 120 days after the Effective Time, PLM, or any holder of Shares who complied with the requirements for perfecting appraisal rights, as summarized above, may file a petition with the Court of Chancery demanding a determination of the fair value of the Shares held by all dissenting stockholders who have perfected their appraisal rights. PLM is under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of such Shares within the time prescribed in
Section 262 of the DGCL. Within 120 days after the Effective Time, any stockholder who has perfected appraisal rights may, by written request, require that PLM mail a statement setting forth the total number of holders of Shares that have perfected appraisal rights and the total number of Shares held by them.

    After determining which dissenting stockholders are entitled to appraisal, the Chancery Court will appraise the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders of Shares considering seeking appraisal should be aware that the fair value of their Shares determined by
Section 262 of the DGCL could be more or less than, or the same as the consideration they would have received pursuant to the Merger if they did not seek appraisal of their Shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL.

    Section 262 of the DGCL requires that stockholders entitled to exercise appraisal rights be notified that such rights are available. The foregoing does not constitute such notice; rather such notice will be delivered at the appropriate time to the holders of Shares entitled to receive such notice and will set forth, among other things, the timing and other requirements for the submission of a written demand for appraisal.

CERTAIN LITIGATION MATTERS.

    PLM and various of its wholly-owned subsidiaries are defendants in a class action lawsuit filed in January 1997 and which is pending in the United States District Court (the "court") for the Southern District of Alabama, Southern Division (Civil Action No. 97-0177-BH-C) (the "KOCH action"). The named plaintiffs are six individuals who invested in PLM Equipment Growth Fund IV, PLM Equipment Growth Fund V ("Fund V"), PLM Equipment Growth Fund VI ("Fund VI"), and PLM Equipment Growth & Income Fund VII ("Fund VII" and together with Fund V and Fund VI, the "Partnerships"), each a California limited partnership for which FSI acts as the general partner. The complaint asserts causes of action against all defendants for fraud and deceit, suppression, negligent misrepresentation, negligent and intentional breaches of fiduciary duty, unjust enrichment, conversion, and conspiracy. Plaintiffs allege that each defendant owed plaintiffs and the class certain duties due to their status as fiduciaries, financial advisors, agents, and control persons. Based on these duties, plaintiffs assert liability against defendants for improper sales and marketing practices, mismanagement of the Partnerships, and concealing such mismanagement from investors in the Partnerships. Plaintiffs seek unspecified compensatory damages, as well as punitive damages.

    In June 1997, PLM and the affiliates who are also defendants in the KOCH action were named as defendants in another purported class action filed in the San Francisco Superior Court, San Francisco, California, Case No.987062 (the "ROMEI action"). The plaintiff is an investor in Fund V, and filed the complaint on her own behalf and on behalf of all class members similarly situated who invested in the Partnerships. The complaint alleges the same facts and the same causes of action as in the KOCH action, plus additional causes of action against all of the defendants, including alleged unfair and deceptive practices and violations of state securities law. In July 1997, defendants filed a petition in federal district court under the Federal Arbitration Act seeking to compel arbitration of plaintiff's claims. In October 1997, the district court denied PLM's petition, but in November 1997, agreed to hear PLM's motion for reconsideration. Prior to reconsidering its order, the district court dismissed the petition pending settlement of the ROMEI action, as discussed below. The state court action continues to be stayed pending such resolution.

    In February 1999 the parties to the KOCH and ROMEI actions agreed to settle the lawsuits, with no admission of liability by any defendant, and filed a Stipulation of Settlement with the court. The settlement is divided into two parts, a monetary settlement and an equitable settlement. The monetary settlement provides for a settlement and release of all claims against defendants in exchange for payment for the benefit of the class of up to $6.6 million. The final settlement amount will depend on the number of claims filed by class members, the amount of the administrative costs incurred in connection with the settlement, and the amount of attorneys' fees awarded by the court to plaintiffs' attorneys. PLM will pay up to $0.3 million of the monetary settlement, with the remainder being funded by an insurance policy. For

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
settlement purposes, the monetary settlement class consists of all investors, limited partners, assignees, or unit holders who purchased or received by way of transfer or assignment any units in the Partnerships between May 23, 1989 and August 30, 2000. The monetary settlement, if approved, will go forward regardless of whether the equitable settlement is approved or not.

    The equitable settlement provides, among other things, for: (a) the extension (until January 1, 2007) of the date by which FSI must complete liquidation of the Partnerships' equipment, (b) the extension (until
December 31, 2004) of the period during which FSI can reinvest the Partnerships' funds in additional equipment, (c) an increase of up to 20% in the amount of front-end fees (including acquisition and lease negotiation fees) that FSI is entitled to earn in excess of the compensatory limitations set forth in the North American Securities Administrator's Association's Statement of Policy;
(d) a one-time repurchase by each of Funds V, VI and VII of up to 10% of that partnership's outstanding units for 80% of net asset value per unit; and
(e) the deferral of a portion of the management fees paid to an affiliate of FSI until, if ever, certain performance thresholds have been met by the Partnerships. Subject to final court approval, these proposed changes would be made as amendments to each Partnership's limited partnership agreement if less than 50% of the limited partners of each Partnership vote against such amendments. The equitable settlement also provides for payment of additional attorneys' fees to the plaintiffs' attorneys from Partnership funds in the event, if ever, that certain performance thresholds have been met by the Partnerships. The equitable settlement class consists of all investors, limited partners, assignees or unit holders who on August 30, 2000 held any units in Funds V, VI, and VII, and their assigns and successors in interest.

    The court preliminarily approved the monetary and equitable settlements in August 2000, and information regarding each of the settlements was sent to class members in September 2000. The monetary settlement remains subject to certain conditions, including final approval by the court following a final fairness hearing. The equitable settlement remains subject to certain conditions, including judicial approval of the proposed amendments and final approval of the equitable settlement by the court following a final fairness hearing.

    A final fairness hearing was held on November 29, 2000 and the parties await the court's decision. PLM continues to believe that the allegations of the KOCH and ROMEI actions are completely without merit and intends to continue to defend this matter vigorously if the monetary settlement is not consummated.

    PLM is involved as plaintiff or defendant in various other legal actions incidental to its business. Management of PLM does not believe that any of these actions will be material to the financial condition of PLM.

AVAILABLE INFORMATION

    PLM is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Stockholders may read and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Stockholders can also obtain copies of such materials by mail, upon payment of the SEC's customary fees, by telephone at 1-800-SEC-0330, or electronically through the SEC's Web Site at http://www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.             DESCRIPTION
-----------             -----------
   1                    Offer to Purchase dated December 29, 2000.**+

   2                    Letter of Transmittal dated December 29, 2000.**+

   3                    Agreement and Plan of Merger dated December 22, 2000, among
                        MILPI and PLM.*

   4                    Amended and Restated Voting and Tender Agreement dated
                        December 22, 2000, among MILPI, PLM, Steel Partners II,
                        L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, Robert
                        Tidball, and Doug Goodrich.*

   5                    Letter to Stockholders of PLM dated December 29, 2000.+

   6                    Press Release of PLM dated December 22, 2000.*

   7 Escrow Agreement, dated December 22, 2000 among PLM, MILPI and Bank of San Francisco.*

   8 Form of Company Nonqualified Stock Option Agreement, incorporated by reference to PLM's Annual Report on Form
                        10-K filed with the Securities and Exchange Commission on March 31, 1993.

   9                    Directors' 1995 Nonqualified Stock Option Plan, incorporated by reference to PLM's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 1995.

   10                   1998 Management Stock Compensation Plan, dated May 12, 1998, incorporated by reference to PLM's Form 10-Q filed with the
                        Securities and Exchange Commission on July 22, 1998.

   11                   Employment Agreement dated December 18, 1992 between PLM and
                        Stephen M. Bess, incorporated by reference to PLM's Form 10
                        K/A filed with the Securities and Exchange Commission on
                        January 19, 2000.

   12                   Employment Agreement dated May 12, 1998 between PLM and
                        Richard K Brock, incorporated by reference to PLM's Form 10
                        K/A filed with the Securities and Exchange Commission on
                        January 19, 2000.

   13                   Amendment to Employment Agreement dated November 18, 1998
                        between PLM and Richard K Brock, incorporated by reference to PLM's Form 10 K/A filed with the Securities and Exchange
                        Commission on January 19, 2000.

   14                   Employment Agreement dated November 19, 1997 between PLM and
                        Susan C. Santo, incorporated by reference to PLM's Form 10
                        K/A filed with the Securities and Exchange Commission on
                        January 19, 2000.

   15                   Amendment to Employment Agreement dated November 17, 1998
                        between PLM and Susan C. Santo, incorporated by reference to
                        PLM's Form 10 K/A filed with the Securities and Exchange
                        Commission on January 19, 2000.

   16                   Executive Deferred Compensation Agreement dated December 18,
                        1992 between PLM and Stephen M. Bess, incorporated by
                        reference to PLM's Form 10- K/A filed with the Securities
                        and Exchange Commission on January 19, 2000.

   17                   Executive Deferred Compensation Agreement dated January 18,
                        1999 between PLM and Richard K Brock, incorporated by
                        reference to PLM's Form 10-K/A filed with the Securities and
                        Exchange Commission on January 19, 2000.

EXHIBIT NO.             DESCRIPTION
-----------             -----------
   18                   Executive Deferred Compensation Agreement dated January 18,
                        1999 between PLM and Susan C. Santo, incorporated by
                        reference to PLM's Form 10-K/A filed with the Securities and
                        Exchange Commission on January 19, 2000.

   19                   Amendment to PLM Directors' 1995 Nonqualified Stock Option
                        Plan, dated April 28, 1999, incorporated by reference to PLM's Form 10-Q filed with the Securities and Exchange
                        Commission on May 4, 1999.

   20                   Amendment to PLM 1998 Management Stock Compensation Plan,
                        dated April 28, 1999, incorporated by reference to PLM's
                        Form 10-Q filed with the Securities and Exchange Commission on May 4, 1999.

   21                   Amended Form of Nonqualified Stock Option Agreement,
                        incorporated by reference to PLM's Form 10-Q filed with the
                        Securities and Exchange Commission on May 4, 1999.

   22                   Second Amendment to PLM 1998 Management Stock Compensation
                        Plan, dated May 29, 1999, incorporated by reference to PLM's
                        Form 10-Q filed with the Securities and Exchange Commission on July 26, 1999.

   23                   Severance Agreement dated July 7, 2000 between PLM and
                        Stephen Bess, incorporated by reference to PLM's Form 10-Q filed with the Securities and Exchange Commission on August
                        2, 2000.

   24                   Information Statement of PLM pursuant to Section 14f-1 of
                        the Exchange Act, dated December 29, 2000 (included as, and incorporated by reference to, Annex A attached hereto).+

   25                   Opinion of Imperial Capital to the Board dated December 21,
                        2000 (included as, and incorporated by reference to, Annex B attached hereto).+

------------------------

*   Incorporated by reference to Form 8-K filed by PLM on December 28, 2000.

** Incorporated by reference to the Schedule TO filed by MILPI on the date of this Schedule 14D-9.

+   Included in the materials mailed to stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2000.

                                                       By:  /s/ Robert N Tidball
                                                            -----------------------------------------
                                                            Robert N. Tidball
                                                            CHAIRMAN

                                                                         ANNEX A

                            PLM INTERNATIONAL, INC.
                  ONE MARKET, STEUART STREET TOWER, SUITE 800
                        SAN FRANCISCO, CALIFORNIA 94105
                       INFORMATION STATEMENT PURSUANT TO
                                SECTION 14(f) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF PLM INTERNATIONAL, INC.'S
          STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION
             STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
            REQUESTED NOT TO SEND A PROXY TO PLM INTERNATIONAL, INC.

    This Information Statement is being mailed on or about December 29, 2000, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of PLM International, Inc. ("PLM" or the "Company"), a Delaware corporation, to the holders all of the outstanding shares of common stock, par value $.01 per share, of PLM (the "Shares") with respect to the tender offer by MILPI Acquisition Corp. ("MILPI"), a Delaware corporation, to purchase the Shares at a purchase price of $3.46 per Share in cash and without interest, upon the terms and subject to the conditions set forth in MILPI's Offer to Purchase and related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    You are receiving this Information Statement in connection with the possible election or appointment of persons designated by MILPI to a majority of the seats on the Board of Directors of PLM (the "Board"). Such election or appointment is to be made pursuant to the Merger Agreement.

    The Merger Agreement provides that, promptly after such time as MILPI acquires Shares pursuant to the Offer, MILPI will be entitled, to the fullest extent permitted by law, to designate up to that number of directors (rounded up to the next whole number), subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as will make the percentage of PLM's directors designated by MILPI equal to the percentage of the aggregate voting power of the Shares held by MILPI. However, the Merger Agreement also provides that in the event that MILPI's designees are appointed to the Board, until the effective time of the Merger (the "Effective Time"), the Board will have at least one director who was a director of PLM on the date of the Merger Agreement and was not an officer of PLM or its subsidiaries (a "Continuing Director"). The Merger Agreement requires PLM to take all action within its power to cause MILPI's designees to be elected or appointed to the Board, including by increasing the number of directors and by seeking and accepting resignations of incumbent directors.

    Following the election or appointment of MILPI's designees to the Board and until the consummation of the Merger, the approval of the Continuing Director shall be required to authorize (and such authorization shall constitute the authorization of PLM's Board and no other action on the part of PLM, including any action by any other directors of PLM, shall be required to authorize)
(a) any termination of the Merger Agreement by Company, (b) any amendment of the Merger Agreement requiring action by PLM's Board, (c) any amendment of the certificate of incorporation or by-laws of PLM or any of its subsidiaries,
(d) any extension of time for performance of any obligation or action hereunder or under the Offer by MILPI, or (e) any waiver of compliance with, or enforcement of, any of the agreements or conditions contained in the Merger Agreement, or under the Offer for the benefit of PLM and any material transaction with MILPI or any affiliate thereof.

    This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of MILPI's designees to the PLM Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

    Pursuant to the Merger Agreement, MILPI commenced the Offer on December 29, 2000. The Offer is scheduled to expire at midnight, New York City time, on February 6, 2001, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, MILPI will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn. The information contained in this Information Statement (including information incorporated by reference) concerning MILPI and MILPI's designees has been furnished to PLM by MILPI, and PLM assumes no responsibility for the accuracy or completeness of such information. At the close of business on December 28, 2000, there were 7,554,510 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of PLM's directors, each of which entitles its record holder to one vote. Additionally, at the close of business on December 28, 2000, there were outstanding options to purchase 495,000 shares of PLM common stock.

                        MILPI'S DESIGNEES TO PLM'S BOARD

    The Board currently consists of 8 members. The Company's by-laws provide that the Company may have between 3 and 15 members of the Board. MILPI has informed PLM that the designees MILPI has the right to designate to the PLM Board pursuant to the Merger Agreement will be chosen from the individuals listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders together with the Schedule 14D-9. The information with respect to such individuals in Schedule I is hereby incorporated by reference. MILPI has informed PLM that each of the individuals listed in Schedule I of the Offer to Purchase has consented to act as a director of PLM, if so designated. PLM will take all action within its power to cause MILPI's designees to be elected or appointed to the Board including by increasing the number of directors and by seeking and accepting resignations of incumbent directors.

    Based solely on the information set forth in Schedule I of the Offer to Purchase filed by MILPI, none of the executive officers and directors of MILPI
(i) is currently a director of or holds any position with PLM, or (ii) has a familial relationship with any directors or executive officers of PLM. PLM has been advised that MILPI and, to the best knowledge of MILPI, none of the persons listed in Schedule I (except as indicated on Schedule I) beneficially owns any equity securities (or rights to acquire such equity securities) of PLM. Moreover, except as set forth in the Offer to Purchase, MILPI and, to the best knowledge of MILPI, none of the persons listed in Schedule I has been involved in any transactions with PLM or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

    MILPI has informed PLM that, to the best knowledge of MILPI, during the past five years, none of the executive officers and directors of MILPI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    It is expected that MILPI's designees may assume office at any time following the Offer Conditions Satisfaction Date, which cannot be earlier than February 6, 2001.

                           INFORMATION CONCERNING PLM

GENERAL

    The authorized capital stock of PLM consists of 50,000,000 Shares and 10,000,000 shares of Preferred Stock, par value $.01 per share. As of the close of business on December 28, 2000, there were 7,554,510 Shares and no shares of Preferred Stock issued and outstanding. PLM's Bylaws authorize the number of directors to be not less than 3 nor more than 15. The Board currently consists of 8 members.

    Each Share entitles the record holder to one vote. PLM's Certificate of Incorporation and the Bylaws provide for a classified Board. The Board is separated into three classes, and the Directors in each class are elected to serve for three-year terms, and until their respective successors are duly elected and qualified. The Board currently consists of three Class I Directors (Robert N. Tidball, Stephen M. Bess and Robert L. Witt), three Class II Directors (Randall L-W. Caudill, Douglas P. Goodrich, and Harold R. Somerset), and two Class III Directors (Warren G. Lichtenstein and Howard M. Lorber). The terms of the Class I Directors expire at the annual meeting of stockholders to be held in 2000, the term of the Class II Directors expires at the annual meeting of stockholders to be held in 2001 and the term of the Class III Directors expires at the annual meeting of stockholders to be held in 2002.

                        DIRECTORS AND EXECUTIVE OFFICERS

CURRENT MEMBERS OF THE BOARD

    As of the filing date of this Information Statement, the directors of PLM are:

NAME                                      AGE      POSITION
----                                    --------   --------
Robert N. Tidball.....................     61      Chairman of the Board, Director
Stephen M. Bess.......................     54      Director, President and Chief
                                                   Executive Officer
Randall L-W. Caudill..................     53      Director
Douglas P. Goodrich...................     54      Director
Warren G. Lichtenstein................     35      Director
Howard M. Lorber......................     52      Director
Harold R. Somerset....................     65      Director
Robert L. Witt........................     60      Director

    The following are brief biographies of each director of PLM (including present principal occupation or employment, and material occupations, positions, offices or employments for the past five years). To the knowledge of PLM, during the past five years no director of PLM has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no director of PLM was a party to any judicial or administrative proceeding (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each such person is a citizen of the United States and each individual's business address is One Market, Steuart Street Tower, Suite 800, San Francisco, California 94105.

    ROBERT N. TIDBALL joined the Board in 1989 and was appointed Chairman of the Board in August 1997 and serves on the Nominating Committee and the Executive Committee. His current three-year term as a Class I director expires at the 2000 annual meeting of stockholders of the Company. Between March 1989 and September 2000 Mr. Tidball served as President and Chief Executive Officer of PLM. He also served as an officer or director of various subsidiaries and affiliates of PLM from 1987 through September 2000.

    STEPHEN M. BESS was appointed Director, President and Chief Executive Officer of PLM in September 2000. His current three-year term as a Class I director expires at the 2000 annual meeting of stockholders of the Company. He was appointed President of PLM Financial Services, Inc. in September 2000 and a Director in July 1997. Mr. Bess was appointed President of PLM Investment Management, Inc. in August 1989. He also served as an officer or director of certain other of PLM's subsidiaries or affiliates, including PLM Financial Services, Inc. and PLM Investment Management, Inc. since 1982.

    RANDALL L-W. CAUDILL was elected to the Board in September 1997 and his current three-year term as a Class II director expires at the 2001 annual meeting of stockholders of PLM. He serves on the Executive Committee, the Compensation Committee and the Audit Committee (Chairman) of the Board.

Mr. Caudill has been President of Dunsford Hill Capital Partners, a San Francisco-based financial consulting firm serving emerging growth companies since 1997. Prior to founding Dunsford Hill Capital Partners in 1997,
Mr. Caudill held senior investment banking positions at Prudential Securities from 1987 to 1997, and before that at Morgan Grenfell Inc. and The First Boston Corporation. Mr. Caudill also serves as a director of SBE, Inc., a publicly-held company, and various other companies.

    DOUGLAS P. GOODRICH was elected to the Board in July 1996, and served as Senior Vice President of PLM between March 1994 and September 2000. He also served as an officer or director of various subsidiaries of PLM from 1987 through September 2000. Since October 2000, Mr. Goodrich has been the President of MAC Trailer Leasing, LLC d/b/a PLM Trailer Leasing. Mr. Goodrich's current three-year term as a Class II director expires at the 2001 annual meeting of stockholders of the Company.

    WARREN G. LICHTENSTEIN was elected to the Board in December 1998 and his current three-year term as a Class III director expires at the 2002 annual meeting of stockholders of PLM. Mr. Lichtenstein has been since 1990 the Chief Executive Officer of Steel Partners L.L.C., the general partner of Steel Partners II, L.P., which is PLM's largest stockholder. Additionally,
Mr. Lichtenstein is the Chief Executive Officer and a director of WebFinancial Corporation and is a director of Gateway Industries, Inc., CPX Corp., ECC International Corporation and Puroflow, Inc., each a publicly-held company.

    HOWARD M. LORBER was elected to the Board in January 1999 and his current three-year term as a Class III director expires at the 2002 annual meeting of stockholders of PLM. Mr. Lorber has been President, Chief Operating Officer and a director of New Valley Corporation, an investment banking and real estate concern since 1994. He also has been since 1987 Chairman of the Board and Chief Executive Officer of Nathan's Famous, Inc., a fast food company. Additionally, Mr. Lorber is a director of United Capital Corporation and Prime Hospitality Corporation, and serves on the boards of several community service organizations.

    HAROLD R. SOMERSET was elected to the Board of PLM in July 1994 and his current three- year term as a Class II director expires at the 2001 annual meeting of stockholders of PLM. Mr. Somerset serves on the Executive Committee, the Compensation Committee (Chairman) and the Audit Committee of the Board.
Mr. Somerset has been retired since 1993. From February 1988 to December 1993, Mr. Somerset was President and Chief Executive Officer of California & Hawaiian Sugar Corporation (C&H Sugar), a subsidiary of Alexander & Baldwin, Inc.
Mr. Somerset also serves on the boards of directors for various other companies and organizations, including Longs Drug Stores, Inc., a publicly-held company.

    ROBERT L. WITT was elected to the Board in June 1997 and his current three-year term as a Class I director expires at the 2000 annual meeting of stockholders of PLM. He serves on the Executive Committee, the Compensation Committee, the Nominating Committee and the Audit Committee of the Board. Since January 2000, Mr. Witt has been the President and Chief Executive Officer of 1201 Financial & Insurance Services, Inc., a financial and insurance services company. He also has been a principal with WWS Associates, a consulting and investment group specializing in start-up situations and private organizations about to go public, since 1993. Mr. Witt also serves on the boards of directors for various other companies and organizations.

DIRECTORS' RESIGNATIONS

    All members of the Board, except for Robert N. Tidball, have tendered resignations from their directorships to be effective upon the Offer Conditions Satisfaction Date.

BOARD MEETINGS AND COMMITTEES

    During 1999, the Board held 16 meetings and acted 13 times by unanimous written consent. During 1999, each director then in office attended 75% or more of the aggregate of (i) the total number of meetings of the Board, and (ii) the total number of meetings held by all committees of the Board on which he served.

    The Board has a standing Compensation Committee, Executive Committee, Audit Committee and Nominating Committee. The Compensation Committee is comprised of Messrs. Somerset (Chairman), Caudill and Witt. The Compensation Committee is responsible for advising and recommending to the Board of the Company policies governing executive compensation and the Company's incentive compensation plans. The Compensation Committee met three times in 1999.

    The Executive Committee consists of Messrs. Tidball (Chairman), Caudill, Somerset and Witt. The Executive Committee, which was formed in October 1988, may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, subject to the limitations prescribed by the Board, the Bylaws of the Company and Delaware law. The Executive Committee did not meet in 1999.

    The Audit Committee consists of Messrs. Caudill (Chairman), Somerset and Witt. The Audit Committee was formed in February 1988 to recommend the appointment and compensation of the independent auditors, approve professional services provided by the auditors, review the scope of the annual audit and auditors' report to management, and review financial statements and internal accounting controls. The Audit Committee met two times in 1999. The Board adopted a written charter for the Audit Committee in May 2000, a copy of which is attached to this Information Statement as Appendix 1. The report of the Audit Committee is included herein.

    The Nominating Committee was established in September 1990 to investigate and make recommendations to the Board for nominees to the Board and its committees. The Nominating Committee consists of Messrs. Tidball (Chairman), Somerset and Witt. The Nominating Committee did not meet in 1999. The Nominating Committee will consider nominees to the Board recommended by stockholders upon submission of the names of such nominees and such other information as requested by the Nominating Committee in accordance with the Company's Bylaws.

EXECUTIVE OFFICERS

    Set forth below are the names, ages, and titles of the current executive officers of PLM. Officers are selected by the Board from time to time and hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal.

NAME                                      AGE      POSITION(S) WITH PLM
----                                    --------   --------------------
Stephen M. Bess.......................     54      President and Chief Executive Officer
Richard K. Brock......................     37      Vice President and Chief Financial
                                                   Officer
Susan C. Santo........................     37      Vice President, Secretary and General
                                                     Counsel

    The following are brief biographies of each executive officer of PLM, including present principal occupation or employment, and material occupations, positions, offices or employments for the past five years (except for Mr. Bess, whose biography is provided above under the paragraph listing the Current Members of the Board). To the knowledge of PLM, no executive officer of PLM has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), and no executive officer of PLM was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws; or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each such person is a citizen of the United States and each individual's business address is One Market, Steuart Street Tower, Suite 800, San Francisco, California 94105.

    Richard K. Brock was appointed Vice President and Chief Financial Officer of PLM in January 2000, having served as Acting Chief Financial Officer since
June 1999 and as Vice President and Corporate Controller of PLM since
June 1997. Prior to June 1997, Mr. Brock served PLM as an accounting manager beginning in September 1991 and as Director of Planning and General Accounting beginning in February 1994.

    Susan C. Santo was appointed Vice President, Secretary, and General Counsel of PLM in November 1997. She has worked as an attorney for PLM since 1990 and served as its Senior Attorney from 1994 until her appointment as General Counsel.

                      EXECUTIVE AND DIRECTOR COMPENSATION

EXECUTIVE COMPENSATION

    The following table sets forth for the fiscal years ended December 31, 1999, 1998 and 1997, a summary of compensation awarded to, earned by or paid to PLM's Chief Executive Officer and each of its four other most highly compensated executive officers (together, the "named executive officers") at December 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                       ANNUAL COMPENSATION          RESTRICTED    SECURITIES
                                 -------------------------------      STOCK       UNDERLYING      ALL OTHER
                                            SALARY(1)   BONUS(2)    AWARDS(3)     OPTIONS(4)   COMPENSATION(5)
NAME AND PRINCIPAL POSITION        YEAR        ($)        ($)          ($)           (#)             ($)
---------------------------      --------   ---------   --------   ------------   ----------   ---------------
Stephen M. Bess,                   1999      183,417     42,560            --            --          5,304
President and Chief Executive      1998      176,417     52,500        23,334        20,000          5,971
  Officer                          1997      170,000     52,500        23,334            --          6,682

Robert N. Tidball,(6)              1999      323,400         --            --            --          5,304
Former President, Chief            1998      311,000    180,000        80,000       110,000          5,971
  Executive Officer                1997      300,000    172,500        76,670            --          6,682

Douglas P. Goodrich,(6)            1999      205,333         --            --            --          5,304
Former Senior Vice President       1998      197,733     80,000       106,672        85,000          5,971
                                   1997      190,000     75,000       100,000            --          6,682

Donald R. Dugan,(7)                1999      188,817    202,250            --            --          5,304
President, American Finance        1998      179,733     50,000            --        50,000          5,971
  Group, Inc.                      1997      150,000    105,000        46,669            --          6,682

Susan C. Santo,                    1999      176,417     40,000            --            --          5,304
Vice President, General Counsel    1998      170,000     80,000            --        40,000          5,971
  and Secretary                    1997      115,167     25,000            --            --          6,682

------------------------

(1) Amounts shown do not include the cost to PLM of personal benefits, the value of which did not exceed the lesser of $50,000 or 10% of the aggregate salary and bonus compensation for each named executive officer.

(2) Bonus compensation reflects the amount earned in the designated year, but paid in the immediate subsequent year, except that, Mr. Bess, as the officer responsible for marine container transactions for PLM's equipment acquisition subsidiary, PLM Transportation Equipment Corporation, was paid $32,560 in 1999 pursuant to a commission incentive plan based on the dollar amount of certain containers purchased in 1998/1999.

(3) Restricted stock (also referred to as "Bonus Shares") was awarded pursuant to the 1996 PLM International, Inc. Mandatory Management Stock Bonus Plan. Bonus Shares were granted in substitution of cash bonus compensation earned in the designated year, though shares were actually granted in January of the subsequent year. The number of Bonus Shares granted equals the amount of cash bonus awarded by the Board to a designated recipient, multiplied by an allocation ratio applicable to such recipient, multiplied by 1.334 (to compensate recipients for the restricted nature of the shares and risk of forfeiture) divided by the fair market value of PLM's common stock on the effective date of grant. The fair market value is equal to the closing price of PLM's common stock on the effective date of grant or the immediately preceding trading day if the grant day was a non-trading day. Cash bonus compensation earned in a designated year is reduced by an amount equal to the amount of cash bonus earned in the designated year multiplied by the allocation ratio applicable to the recipient. Bonus Shares granted pursuant to this plan generally vest ratably over three years, except that in connection with PLM's sale of all of the issued and outstanding common stock of AFG on March 1, 2000, the Bonus Shares granted to Mr. Dugan were fully vested as of March 1, 2000, and in connection with the Company's sale of Trailer Leasing, the Bonus Shares granted to Messrs. Bess, Goodrich and Tidball became fully vested. Non-vested Bonus Shares are subject to forfeiture in the event the recipient voluntarily terminates his or her employment with PLM. The allocation ratio for the Bonus Shares granted in substitution of cash bonus earned in 1998 and 1997, the resulting awards of Bonus Shares, and the reduction in cash bonus are as follows for each of the named executive officers:

                                                           BONUS SHARES          REDUCTION IN
                                                              AWARDED             CASH BONUS
                                           ALLOCATION   -------------------   -------------------
    NAME                                     RATIO        1998       1997       1998       1997
    ----                                   ----------   --------   --------   --------   --------
    Robert N. Tidball....................      25%       13,606     14,960    $60,000    $57,500
    Douglas P. Goodrich..................      50%       18,141     19,513     80,000     75,000
    Donald R. Dugan......................      25%           --      9,106         --     35,000
    Stephen M. Bess......................      25%        3,968      4,553     17,500     17,500

(4) Comprised of options granted effective May 12, 1998, pursuant to PLM's 1998 Management Stock Compensation Plan, which was approved by the Board on May 12, 1998. The options have an exercise price of $6.813 per share. All options vest ratably over three years and expire on May 12, 2008, except that in connection with PLM's sale of all of the issued and outstanding common stock of American Finance Group, Inc. on March 1, 2000, the options granted to Mr. Dugan were fully vested as of March 1, 2000, and in connection with the Company's sale of Trailer Leasing, the options granted to Messrs. Bess, Goodrich and Tidball and Ms. Santo became fully vested.

(5) Includes for 1999, contributions made by PLM pursuant to the PLM International, Inc. Profit Sharing and 401(k) Plan to each of the named executive officer's accounts as follows: $4,000 in 401(k) matching contributions and $731 in profit-sharing contributions (an equal amount of profit-sharing contributions were made to the retirement accounts of each of PLM's eligible employees). Also includes for each named executive officer PLM-paid premiums in the amount of $573 for term life insurance.

(6) On September 29, 2000 Messrs. Goodrich and Tidball resigned their executive positions with the Company (and its subsidiaries and affiliates) immediately following the sale of Trailer Leasing.

(7) On March 1, 2000, PLM sold all of the issued and outstanding common stock of AFG to Guaranty Federal Bank, FSB. Accordingly, Mr. Dugan is no longer employed by PLM or any of its subsidiaries.

STOCK OPTION GRANTS

    No stock options were granted to any of the named executive officers in 1999.

STOCK OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information concerning the exercise of stock options during the last fiscal year by each of the named executive officers and the December 31, 1999 value of unexercised options held by each of the named executive officers as of such date:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                  NUMBER OF SECURITIES   VALUE OF UNEXERCISED
                                                                       UNDERLYING            IN-THE-MONEY
                                                                  UNEXERCISED OPTIONS         OPTIONS AT
                                                                   DECEMBER 31, 1999      DECEMBER 31, 1999
                                                                  --------------------   --------------------
                            SHARES ACQUIRED ON                        EXERCISABLE/           EXERCISABLE/
NAME                           EXERCISE(1)       VALUE REALIZED      UNEXERCISABLE         UNEXERCISABLE(2)
----                        ------------------   --------------   --------------------   --------------------
Stephen M. Bess(3)........            --                 --           16,667/13,333       $        38,750/--
Robert N. Tidball(4)......        65,000            243,750          121,666/73,334       $      304,375/ --
Douglas P. Goodrich(5)....        10,000             36,250           83,333/56,667       $      156,875/ --
Donald R. Dugan, Jr.(6)...            --                 --           46,667/33,333       $       78,750/ --
Susan C. Santo(7).........            --                 --           13,333/36,667                  -- / --

------------------------

(1) All of the options exercised were granted in 1992 and had an exercise price of $2.00 per share.

(2) Options granted in 1992 have an exercise price of $2.00; options granted in 1996 have an exercise price of $3.25; and options granted in 1998 have an exercise price of $6.813. The closing price of PLM's common stock on the American Stock Exchange on December 31, 1999 was $5.875 per share.

(3) On December 31, 1999, Mr. Bess had outstanding options granted in 1992 to purchase 10,000 shares of common stock and options granted in 1998 to purchase 20,000 shares of common stock.

(4) On December 31, 1999, Mr. Tidball had outstanding options granted in 1992 to purchase 65,000 shares of common stock, options granted in 1996 to purchase 20,000 shares of common stock and options granted in 1998 to purchase 110,000 shares of common stock.

(5) On December 31, 1999, Mr. Goodrich had outstanding options granted in 1992 to purchase 10,000 shares of common stock, options granted in 1996 to purchase 45,000 shares of common stock and options granted in 1998 to purchase 85,000 shares of common stock.

(6) On December 31, 1999, Mr. Dugan had outstanding options granted in 1996 to purchase 30,000 shares of common stock and options granted in 1998 to purchase 50,000 shares of common stock.

(7) On December 31, 1999, Ms. Santo had outstanding options granted in 1998 to purchase 40,000 shares of common stock.

PENSION BENEFITS

    The following table sets forth certain information regarding annual benefits payable in specified compensation and years of service classifications under PLM's nonqualified supplemental retirement income plan:

                               PENSION PLAN TABLE

                                   ANNUAL PAYOUT TO BE RECEIVED IN EACH OF FIVE
                              YEARS FOLLOWING LATER OF TERMINATION OF EMPLOYMENT OR
                                               ATTAINMENT OF AGE 60
                              ------------------------------------------------------
AVERAGE ANNUAL COMPENSATION                CREDITED YEARS OF SERVICE(3)
 DURING LAST FIVE YEARS OF    ------------------------------------------------------
      EMPLOYMENT(1,2)                5                  10                 15
---------------------------   ----------------   ----------------   ----------------
100,000..$........                $25,000            $50,000            $75,000
140,000..........                  35,000             70,000            105,000
180,000..........                  45,000             90,000            135,000
220,000..........                  55,000            110,000            165,000
260,000..........                  65,000            130,000            195,000
300,000..........                  75,000            150,000            225,000
400,000..........                 100,000            200,000            300,000

------------------------

(1) PLM's nonqualified supplemental retirement income plan provides that an executive participating in the plan is generally entitled to receive for a period of 60 months, commencing upon the later of attainment of age 60 or termination of employment, an amount equal to the product of (a) 5%,
    (b) number of years of employment with PLM, its affiliates or predecessors (up to a maximum of 15 years) and (c) average monthly base compensation during the most recent consecutive months of employment (not to exceed
    60) preceding termination of employment. Obligations under the plan are funded by general corporate funds and insurance policies on the lives of the participants. For purposes of computing benefits under the plan, compensation includes only salaries and wages and does not include bonuses. Benefits payable are not subject to any deduction for social security or other offset amounts. The annual base compensation 60-month averages at December 31, 1999 for the named executive officers were as follows:
    Mr. Tidball, $306,800; Mr. Goodrich, $194,200; Mr. Bess, $166,467; and
    Ms. Santo, $117,694.

(2) Benefits under the plan generally vest over a five-year period. Vesting is accelerated immediately to 100% in the event of a change in control of PLM, and the participating executive is deemed to have attained age 60 prior to such change in control. The Board has discretion to accelerate the date for making payments under the plan in the event of a change in control.

(3) Years of credited service at December 31, 1999 for the named executive officers are as follows:

                                                               YEARS
                                                              --------
Stephen M. Bess.............................................     17
Douglas P. Goodrich.........................................     12
Susan C. Santo..............................................      9
Robert N. Tidball...........................................     14

DIRECTOR COMPENSATION

    Each non-employee director of PLM (Messrs. Caudill, Goodrich, Lichtenstein, Lorber, Somerset, Tidball and Witt) receives a monthly retainer of $2,000 and a per-meeting fee of $1,000 for each meeting of the Board and the Executive Committee attended in person ($250 for meetings attended by telephone). A fee of $250 per meeting is paid to all non-employee directors for meetings of all other committees of the Board.

    Additionally, each non-employee director of PLM is entitled to participate in the Directors' 1995 Nonqualified Stock Option Plan (the "1995 Directors' Plan") which was adopted by the Board on January 25, 1995, and the Directors' 2000 Nonqualified Stock Option Plan (the "2000 Directors' Plan") which was adopted by the Board on February 1, 2000. PLM reserved 120,000 shares with respect to which options may be granted under the 1995 Directors' Plan, and 70,000 shares with respect to which options may be granted under the 2000 Directors' Plan. The 1995 Directors' Plan provides that each non-employee director of PLM is granted on February 1 of each year options to purchase 10,000 shares of common stock of PLM, or, if the number of shares available for grant is insufficient, options are granted pro rata to each eligible director to the extent shares are available under the Directors' 1995 Plan. On February 1, 2000, 10,000 shares were available for grant under the Directors' 1995 Plan, and each of the then five non-employee directors of PLM were granted options to purchase 2,000 shares of common stock. The 2000 Directors' Plan provides for a grant on February 1, 2000 to each non-employee director of PLM, an option to purchase 8,000 shares of PLM common stock. Both directors' plans provide that the exercise price of options granted under such plans shall be the closing price of the common stock on the American Stock Exchange as of the date as of which the options were granted, that such options generally vest pro rata over a three-year period, and that vested options held by a non-employee director who ceases to be a director of PLM may be exercised within six months after ceasing to be a director. Accordingly, each non-employee director of the Company, as of February 1, 2000, was granted options to purchase a total of 10,000 shares of common stock of PLM at an exercise price of $6.188 per share.

AGREEMENTS WITH EXECUTIVE OFFICERS

    PLM and its Chief Executive Officer and four other named executive officers are parties to employment agreements, termination of employment arrangements and/or change in control arrangements as further described herein.

    PLM has entered into an Employment Agreement (the "Employment Agreement") with each of Robert N. Tidball, Douglas P. Goodrich, Stephen M. Bess and Susan
C. Santo. The Employment Agreements are designed to encourage those employees to remain in the employ of PLM and to reinforce their continued attention and dedication to their duties in the event of an unsolicited attempt to take over control of PLM. The Employment Agreements have three-year terms from the date on which they were entered into (the "Original Term") and are automatically extended for one additional year on each succeeding anniversary thereof unless earlier terminated by PLM or the employee. Each Employment Agreement contains provisions governing salary, bonus and participation in PLM benefit plans, and provides in certain events for payments to the employee upon termination of his or her employment with PLM.

    The Employment Agreements provide that, if, following an unsolicited change in control, PLM terminates the employee other than for cause or if the employee terminates his or her employment for good reason (including, without limitation, any demonstrable and material diminution of the compensation, duties, responsibilities, authority or powers of the employee), then PLM is required to pay the employee the sum of (a) the employee's annual base compensation rate then in effect multiplied by the number of years in the Original Term (up to 2.99 years), (b) an amount equal to the greater of the amount paid and/or payable to or due the employee under PLM's bonus or incentive plans (i) for PLM's fiscal year prior to the fiscal year of any change in control or (ii) for the immediately preceding fiscal year, multiplied by the number of years in the Original Term (up to 2.99 years) and (c) all other cash benefits due the employee. In addition if, following an unsolicited change in control, the employee terminates his or her employment for good reason, all options to purchase stock of PLM granted to such employee immediately become fully vested and any restrictions on the exercise of such options lapse.

    For purposes of the Employment Agreements, a change in control is generally defined to include, among other things, (a) any Person acquiring Beneficial Ownership (as such terms are defined in the Employment Agreements) of 36% or more of the combined voting power of PLM's securities, (b) any Person, who did not have Beneficial Ownership of 5% or more of the voting power of PLM's securities on the date the Employment Agreement was entered into, subsequently acquiring Beneficial Ownership of more than 15% of such voting power or (c) a change in the Board of PLM due to proxy solicitations or other actions to influence voting at a meeting of stockholders of PLM by a Person who has Beneficial Ownership of 5% or more of the voting power of PLM, and which causes the Continuing Directors (as defined below) to cease to be a majority of the Board, unless such event(s) have been approved by a majority of the Continuing Directors. "Continuing Directors" are those who (a) were directors on the date the Employment Agreement was entered into, (b) were appointed or recommended for election by a majority of those who were directors on such date, or (c) were appointed or recommended by a majority of those directors described in (a) and
(b) above.

    The Employment Agreements are structured so that no excess payments within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") will be made to the employee. If a change in control as defined in the Employment Agreements occurred on the date hereof and the employment of each of the following named executive officers was immediately terminated without cause, based on certain assumptions, the amounts of post-employment compensation benefits provided under the Employment Agreements to Mr. Bess would be $874,754 and to Ms. Santo would be $669,999. No amounts would be payable to Mr. Tidball or to Mr. Goodrich, as neither is currently employed by the Company.

    PLM has also entered into a Severance Agreement (the "Severance Agreement") with each of Messrs. Tidball, Goodrich and Bess and Ms. Santo. The Severance Agreements were entered into in connection with the Board of Director's decision to explore strategic and financial alternatives for maximizing stockholder value, including a transaction or transactions representing a merger, consolidation, business combination or sale of all or a substantially all of the business, securities or assets of PLM, and are designed to encourage those employees to remain in the employ of PLM and to act vigorously and constructively in connection with any negotiations being conducted regarding any such transaction. In connection with a change in control, as defined in the Severance Agreements, that occurs prior to December 31, 2000, the term of the Severance Agreements continues until the employee's employment has been terminated by the Company or the employee, and all obligations under the Severance Agreement have been met.

    For purposes of the Severance Agreements, a change in control is generally defined to mean (a) any Person acquiring Beneficial Ownership (as such terms are defined in Rule 13d-3 of the Exchange Act) of more than 50% of the combined voting power of PLM's securities, (b) a merger, consolidation or reorganization involving PLM, (c) the sale or other disposition of AFG followed by the sale or other disposition of Trailer Leasing, (d) the sale or other disposition of all or substantially all of the assets of PLM (excluding the sales or dispositions referred to in (c), or a sale or other disposition of FSI, or (e) the stockholders of PLM approve a plan of dissolution or liquidation of PLM. A change in control consisting of the sale or other disposition of AFG followed by the sale or other disposition of Trailer Leasing occurred in September 2000.

    Upon the occurrence of a change in control, each Severance Agreement provides for the acceleration and full vesting of all stock grants and options to purchase stock of PLM granted to the employee, that any restrictions on the grants and options shall lapse, and that the employee may elect that PLM "cash-out" the grants and/or options by paying the employee the value of the grants and/or options. Additionally, upon a change in control, the employee is deemed to have attained age 60 prior to the change in control and to be fully vested under and for the purposes of PLM's nonqualified supplemental retirement income plan. Each of the Severance Agreements also provides that, following a termination which requires the payment of severance (as described below), the employee may elect that PLM pay to employee in a lump sum the present value of the total amount of any payments due to be paid pursuant to PLM's nonqualified supplemental retirement income plan.

    The Severance Agreements entered into with each of Mr. Tidball and Mr. Goodrich provide that, in the event employee's employment with PLM is terminated at will by either PLM or the employee following a change in control consisting of the sale or other disposition of AFG followed by the sale or other disposition of Trailer Leasing, or without cause by PLM or for good reason by the executive following any other change in control transaction, then, following any such termination, Mr. Tidball will be paid a severance amount equal to three years of his annual base salary and Mr. Goodrich will be paid a severance amount equal to two years of his annual base salary.

    The Severance Agreements entered into with each of Mr. Bess and Ms. Santo provide that, in the event employee's employment with PLM is terminated without cause by PLM or for good reason by employee following a change in control transaction, then, following any such termination, Mr. Bess will be paid a severance amount equal to two years of his annual base salary and Ms. Santo will be paid a severance amount equal to one year of her annual base salary.

    The Severance Agreements are structured so that no excess payments within the meaning of Section 280G of the Code will be made to the employee pursuant to the Severance Agreements. Additionally, if a change in control transaction as defined in the Severance Agreements occurs, and the transaction is also deemed to be a change in control as defined under the Employment Agreements, then the terms and conditions of the Employment Agreements govern and supersede the Severance Agreements.

    Because a change in control as defined in the Severance Agreements occurred in September 2000, if the employment of each of Mr. Bess and Ms. Santo was immediately terminated without cause, based on certain assumptions, the amounts of post-employment compensation benefits provided under the Severance Agreements to Mr. Bess would be $500,000 and to Ms. Santo would be $184,080. Mr. Tidball was paid $1,010,880 and Mr. Goodrich was paid $428,480 under each of their respective Severance Agreements in September 2000 in connection with their resignations from their executive offices with the Company following the change in control.

    Pursuant to the terms of the Merger Agreement, PLM may, until January 6, 2001, enter into a Transition Services and Employment Agreement with Mr. Bess and a Transition Services, Employment and Consulting Agreement with Ms. Santo (collectively, the "Transition Services Agreements"). Under Mr. Bess' Transition Services and Employment Agreement, Mr. Bess would agree to provide certain senior management and transition services to PLM for six months following the appointment of MILPI's designees to the Board. Mr. Bess would be paid monthly compensation of $36,500 during the six-month term and would be paid a retention bonus of $425,000 (the "Retention Bonus") at the end of the six-month term. Either party may terminate the agreement and Mr. Bess' services thereunder before the end of the six-month term; provided, if Mr. Bess terminates early for "good reason", if PLM terminates early without "cause", or if Mr. Bess ceases to be employed by PLM because of his death or "disability" (as each term is defined in the Transition Services and Employment Agreement), then PLM shall pay him the Retention Bonus along with a termination payment in the amount of $15,667 times the number of months between the termination date and the end of the six-month term.

    If PLM and Mr. Bess enter into the Transition Services and Employment Agreement, the Employment Agreement dated as of December 18, 1992 and the Severance Agreement dated as of July 7, 2000 (as well as other agreements between Mr. Bess and PLM, excluding any Option Agreements or the Executive Deferred Compensation Agreement dated December 18, 1992) would be terminated and discharged.

    Under Ms. Santo's Transition Services, Employment and Consulting Agreement, Ms. Santo would agree to provide certain senior management and transition services to PLM as an employee from the time MILPI's designees are appointed to the Board through the Closing Date (the "Employment Period"); and thereafter, to provide consulting services for a period of six months (the "Consulting Period"). Ms. Santo would be paid monthly compensation of $23,007 during the Employment Period, a monthly retainer of $7,667 for up to ten hours of consulting services per month during the Consulting Period, a retention bonus of $88,800 at the end of the Employment Period (the "Employment Retention Bonus") and a retention bonus of $59,200 at the end of the Consulting Period (the "Consulting Retention Bonus"). Either party may terminate the agreement and Ms. Santo's services thereunder before the end of the Consulting Period; provided, if Ms. Santo terminates early for "good reason", if PLM terminates early without "cause", or if Ms. Santo ceases to provide services to PLM because of her death or "disability" (as each term is defined in the Transition Services, Employment and Consulting Agreement), then PLM shall pay her the Employment Retention Bonus and the Consulting Retention Bonus (if not already paid) along with a termination payment in the amount of $7,667 times the number of months between the termination date and the end of the Consulting Period.

    The Transition Services Agreements are structured so that no excess payments within the meaning of Section 280G of the Code will be made to Mr. Bess or Ms. Santo. Furthermore, as part of the Transition Services and Employment Agreement, Mr. Bess will release PLM and certain individuals from certain employment related claims upon receipt of the Retention Bonus. Ms. Santo, as part of the Transition Services, Employment and Consulting Agreement, will release PLM and certain individuals from certain employment related claims upon the later of her receipt of the Employment Retention Bonus or her receipt of the Consulting Retention Bonus.

           COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION(1)

    The Compensation Committee of the Board (the "Committee") is responsible for advising and recommending to the Board of PLM policies governing executive compensation and PLM's incentive compensation plans. PLM's executive compensation programs are designed to attract and retain executives capable of leading PLM to meet its business objectives and to motivate them to enhance long-term stockholder value. The Committee is also responsible for determining the annual compensation levels for PLM's Chief Executive Officer and other executive officers, subject to review by the disinterested members of the Board. The Committee reviews the policies and specific programs annually to determine if they are meeting the goals of attracting and retaining qualified executives.

    Compensation for PLM's executive officers may consist of both fixed (base salary) and variable (incentive) compensation elements, including annual cash incentives, stock option grants and stock grants. These elements are designed to operate on an integrated basis and together comprise total compensation value. Base compensation for the executive officers is determined at the beginning of each fiscal year based, in part, on an evaluation of the individual's performance for the prior fiscal year, as well as reference to compensation data included in a variety of salary surveys. Incentive compensation for the executive officers for each fiscal year is determined after the end of the fiscal year, based on individual and PLM performance as compared to goals set at the beginning of the year. The disinterested members of the Board review the Committee's recommendations regarding the compensation of executive officers.

BASE SALARY

    Base salary levels of PLM's executive officers other than the Chief Executive Officer are largely determined based on the executive's performance, as reflected by the appraisal and recommendation of the Chief Executive Officer after he has completed written performance reviews of the executives. These reviews are designed to assess the extent to which each executive has met certain goals which are established at the beginning of the year by the Chief Executive Officer and are tied to the functional responsibilities of each executive. Individual goals may include objective and subjective factors, such as improving the performance of assets managed by the executive, successful acquisitions or sales, management of operating expenses, development of leadership skills, and personal training and education. The base salary level of the Chief Executive Officer is determined by the Committee on an annual basis based on the Committee's evaluation of his performance, including factors such as leadership and strategic planning for the future of PLM, and the financial results of PLM.

    Additionally, from time to time, for comparison purposes, the Committee reviews salary surveys complied by PLM. These surveys include information about comparable salary levels from outside compensation consultants and/or compensation information for companies located in the San Francisco Bay Area, companies with total revenues of between $100 to $650 million, companies with a gross leasing portfolio between $500 million and $1 billion, companies in the transportation leasing and financial services industries, and companies with less than 500 employees. The companies included in the salary comparisons are generally not the same as the companies included in the index in the stock performance graph included below. The Committee believes that PLM's most direct competitors for executive talent in the San Francisco Bay Area are not necessarily the same companies to which PLM would be compared for stock performance purposes.

    In determining base compensation for PLM's named executive officers other than the Chief Executive Officer for 1999, the Committee considered the 1998 compensation of each executive, along with the individual performance of each executive, in order to determine the amount, if any, of a base salary

------------------------

(1) The material in this report is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

increase. The Summary Compensation Table above shows, under the caption "Salary," the base compensation for the named executive officers in 1999.

    Mr. Tidball's base compensation was set at $324,000, effective February 1, 1999. Mr. Tidball's annual base salary was in part determined based on the Committee's evaluation of his performance during fiscal year 1998. The Committee also took into consideration the fact that Mr. Tidball's base compensation was approximately 21% less than the average compensation of chief executive officers as reflected in the most recent salary survey conducted by PLM in December 1997.

ANNUAL CASH INCENTIVES

    The annual cash incentive is designed to provide short-term (one-year) incentives to executive officers. Generally, the cash incentive is paid from a senior management bonus pool established by the Committee at the beginning of each year based on a targeted level of profitability which is measured by an increase in earnings compared to the prior fiscal year. The Committee retains the right to increase or decrease the size of the bonus pool during the year. Consideration of whether PLM has met the targeted level of profitability is a significant factor in determining the amount, if any, of cash incentives to be paid.

    Incentive awards for PLM's executive officers participating in the single bonus pool (other than the Chief Executive Officer) are also based on the achievement of predetermined individual performance goals. Specific individual goals for each executive are established at the beginning of the year by the Chief Executive Officer and are tied to the functional responsibilities of each executive. Individual goals may include objective and subjective factors, such as improving the performance of assets managed by the executive, successful acquisitions or sales, management of operating expenses, development of leadership skills, and personal training and education. No specific weights are assigned to the individual goals. In fiscal 1999, certain of the individual performance targets were met, but the targeted level of profitability for PLM was not. The Summary Compensation Table above shows, under the caption "Bonus," incentive awards for the named executive officers for 1999.

    In establishing the annual cash incentive for the Chief Executive Officer for 1999, the Committee primarily considered the profitability of PLM in 1999. The Compensation Committee did not recommend an incentive bonus for the Chief Executive Officer in 1999, as reflected in the Summary Compensation Table above under the caption "Bonus," because PLM did not meet its targeted level of profitability.

                                          THE MEMBERS OF THE COMPENSATION
                                          COMMITTEE

                                          HAROLD R. SOMERSET, Chairman
                                          RANDALL L-W. CAUDILL
                                          ROBERT L. WITT

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

    The following stock performance graph compares the performance of PLM's common stock to the S&P 500 Index and the Russell 2000 Index, an index of small market capitalization companies. PLM believes it cannot reasonably identify a peer group of issuers leasing similar portfolios of diversified transportation equipment on operating leases, numerous other equipment types of equipment on finance leases and refrigerated trailers on a short term basis. Therefore, PLM has used an index composed of companies with similar market capitalizations. The graph assumes that the value of the investment in PLM's common stock and each index was $100 on December 31 of the applicable year.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

       PLM INTERNTAIONAL, INC.  S & P 500  RUSSELL 2000
12/94                     $100       $100          $100
12/95                     $130       $138          $127
12/96                     $117       $169          $155
12/97                     $196       $226          $204
12/98                     $231       $290          $191
12/99                     $205       $351          $188

                           AUDIT COMMITTEE REPORT(1)

    The Audit Committee of PLM International, Inc.'s (the "Company") Board of Directors is composed of 3 independent directors, Randall L-W. Caudill, as its Chair, and Robert Witt and Harold Somerset. Each of the members of the Audit Committee is independent as defined by the American Stock Exchange's listing standards. On May 30, 2000, the Board of Directors adopted a written charter setting forth the duties and responsibilities of the Audit Committee. A copy of the charter, as adopted by the Board of Directors of the Company, is included in this Information Statement as Appendix 1. In this context:

    (1) The Audit Committee of the Board of Directors has reviewed and discussed the audited financial statements with the Company's management.

    (2) The Audit Committee has discussed with KPMG, LLC, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Section 380), as may be modified or supplemented.

    (3) The Audit Committee has also received the written disclosures and the letter from KPMG, LLC required by the Independence Standards Board Standard No. 1 (Independent Standards Board Standard No. 1, Independence Discussion with Audit Committees), as may be modified or supplemented, and has discussed with KPMG, LLC the independence of that firm as the Company's auditors.

    (4) Because the requirements of Item 306 of Regulation S-K were not effective at the time the Company's Annual Report on Form 10-K for the year ended December 31, 1999, was prepared and filed with the Securities and Exchange Commission, there was no Audit Committee recommendation that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 for filing with the Securities and Exchange Commission.

                                          THE MEMBERS OF THE AUDIT COMMITTEE
                                          RANDALL L-W. CAUDILL, Chairman
                                          ROBERT WITT
                                          HAROLD SOMERSET

------------------------

(1) The material in this report is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information known to PLM with respect to beneficial ownership of the common stock by (a) each stockholder known by PLM to be the beneficial owner of more than 5% of the common stock, (b) each of its directors and the named executive officers identified in the Summary Compensation Table below, and (c) all directors and executive officers of PLM as a group.

                                                              NUMBER OF SHARES OF     PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                            COMMON STOCK(1)     COMMON STOCK(1)
------------------------------------                          -------------------   ---------------
Steel Partners II, L.P(2)...................................       1,337,300              17.7%
  150 E. 52nd Street, 21st Floor
  New York, New York 10027

Dimensional Fund Advisors, Inc.(3)..........................         501,600              6.64%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

Oak Forest Investment Management, Inc.(4)...................         464,200              6.14%
  6701 Democracy Blvd., Ste. 402
  Bethesda, MD 20817

Stephen M. Bess(5)..........................................          60,021                 *

Randall L-W. Caudill(6).....................................          21,999                 *

Donald R. Dugan.............................................          39,106                 *

Douglas P. Goodrich(7)......................................         240,477              3.15%

Warren G. Lichtenstein(8)...................................       1,347,299             17.81%
  150 E. 52nd Street, 21st Floor
  New York, New York 10027

Howard M. Lorber(9).........................................           9,999                 *

Susan C. Santo(10)..........................................          42,500                 *

Harold R. Somerset(11)......................................          55,999                 *

Robert N. Tidball(12).......................................         414,005               5.4%

Robert L. Witt(13)..........................................          24,999                 *

All directors and executive officers as a group (11                2,302,821             29.04%
people)(14).................................................

------------------------

  * Represents less than 1% of the outstanding shares.

 (1) Computed on the basis of 7,554,510 shares of common stock outstanding (excluding treasury stock) as of December 28, 2000. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act.

 (2) As reported on Schedule 13D/A Amendment 6 filed with the Securities and Exchange Commission ("SEC") on April 30, 1998, Steel Partners II, L.P. holds 1,337,300 shares. The general partner of Steel Partners II, L.P. is Steel Partners L.L.C., of which Mr. Lichtenstein is the chief executive officer, and Steel Partners II, L.P. reports that Mr. Lichtenstein may be deemed to be the beneficial owner of all of such shares by virtue of his power to vote and dispose of such shares.

 (3) As reported on Schedule 13G filed with the SEC on February 3, 2000, Dimensional Fund Advisors Inc. ("Dimensional") holds 501,600 shares as investment advisor and investment manager on behalf of four investment companies registered under the Investment Company Act of 1940 and other investment vehicles, including commingled group trusts. In its role as investment advisor and investment manager, Dimensional reports that it possesses both voting and investment power over the shares, and Dimensional disclaims beneficial ownership of all such shares.

 (4) As reported on Schedule 13G/A filed with the SEC on February 8, 2000, Oak Forest Investment Management, Inc. holds 464,200 shares as an investment advisor registered under the Investment Company Act of 1940. In its role as investment advisor, Oak Forest Investment Management, Inc. reports that it possesses both the power to vote and to dispose or direct the disposition of all such shares.

 (5) Includes 20,000 shares of common stock issuable to Mr. Bess pursuant to options exercisable within 60 days of December 28, 2000.

 (6) Includes 19,999 shares of common stock issuable to Mr. Caudill pursuant to options exercisable within 60 days of December 28, 2000.

 (7) Includes 85,000 shares of common stock issuable to Mr. Goodrich pursuant to options exercisable within 60 days of December 28, 2000.

 (8) Includes 1,337,300 shares held by Steel Partners II, L.P. The general partner of Steel Partners II, L.P. is Steel Partners L.L.C., of which
     Mr. Lichtenstein is the Chief Executive Officer. Mr. Lichtenstein may be deemed to be the beneficial owner of all of such shares by virtue of his power to vote and dispose of such shares. Also includes 9,999 shares of common stock issuable to Mr. Lichtenstein pursuant to options exercisable within 60 days of December 28, 2000.

 (9) Comprised of 9,999 shares of common stock issuable to Mr. Lorber pursuant to options exercisable within 60 days of December 28, 2000.

(10) Includes 40,000 shares of common stock issuable to Ms. Santo pursuant to options exercisable within 60 days of December 28, 2000.

(11) Includes 19,999 shares of common stock issuable to Mr. Somerset pursuant to options exercisable within 60 days of December 28, 2000.

(12) Includes 110,000 shares of common stock issuable to Mr. Tidball pursuant to options exercisable within 60 days of December 28, 2000.

(13) Includes 19,999 shares of common stock issuable to Mr. Witt pursuant to options exercisable within 60 days of December 28, 2000.

(14) Includes 374,995 shares of common stock issuable to members of the Board of Directors and executive officers pursuant to options exercisable within 60 days of December 28, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    None.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act and regulations of the SEC thereunder require PLM's executive officers and directors and persons who own more than ten percent of PLM's stock, as well as certain affiliates of such persons, to file initial reports of ownership and changes in ownership with the SEC. Executive officers, directors and persons owning more than ten percent of PLM s stock are required by the SEC's regulations to furnish PLM with copies of all
Section 16(a) forms they file. Based solely on its review of the copies of Forms 3, 4 and 5 and amendments thereto received by PLM and written representations that no other reports were required for those persons, PLM believes that, during the fiscal year ended December 31, 1999, all filing requirements applicable to its executive officers, directors and owners of more than ten percent of PLM's stock were complied with on a timely basis.

                                                                      APPENDIX 1

                            PLM INTERNATIONAL, INC.
                         CHARTER OF THE AUDIT COMMITTEE
                           OF THE BOARD OF DIRECTORS

I.  AUDIT COMMITTEE PURPOSE

    The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

    - Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

    - Monitor the independence and performance of the Company's independent auditors.

    - Provide an avenue of communication among the independent auditors, management, and the Board of Directors.

    The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, account, or other consultants or experts it deems necessary in the performance of its duties.

II. AUDIT COMMITTEE COMPOSITION AND MEETINGS

    Audit Committee members shall meet the requirements of the American Stock Exchange. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

    Audit Committee members shall be appointed by the Board on recommendation of the Nominating Committee. If an Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

    The Committee shall meet at least two times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, should communicate with management and the independent auditors quarterly to review the Company's financial statements and significant findings based upon the auditors limited review procedures.

III. AUDIT COMMITTEE RESPONSIBILITIES AND DUTIES

    REVIEW PROCEDURES

    1. Review and reassess the adequacy of this Charter at least annually. Submit the Charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

    2. Review the Company's annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

    3. In consultation with the management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposure. Review significant findings prepared by the independent auditors together with management's responses.

    4. Review with financial management and the independent auditors the Company's quarterly financial results prior to the release of earnings and/or the Company's quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors in accordance with SAS 61 (see item 9). The Chair of the Committee may represent the entire Audit Committee for purposes of this review.

    INDEPENDENT AUDITORS

    5. The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors which circumstances warrant.

    6. Approve the fees and other significant compensation to be paid to the independent auditors.

    7. On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors' independence.

    8. Review the independent auditors audit plan--discuss scope, staffing, locations, reliance upon management, and internal audit and general audit approach.

    9. Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with AICPA SAS 61.

    10. Consider the independent auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

    OTHER AUDIT COMMITTEE RESPONSIBILITIES

    11. Annually prepare a report to shareholders as required by the Securities and Exchange Commission. The report should be included in the Company's annual proxy statement.

    12. Perform any other activities consistent with this Charter, the Company's by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

    13. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

                                                                         ANNEX B

December 21, 2000

The Board of Directors
PLM INTERNATIONAL, INC.
One Market
Steuart Street Tower, Eighth Floor
San Francisco, California 94105

Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of PLM International, Inc. (the "Company"), of the aggregate consideration to be received by the shareholders of the Company in connection with the sale of the common stock of the Company (the "Transaction") to a newly formed corporation affiliated with Equis Financial Group (the "Buyer"). Pursuant to the Transaction, the Buyer will tender cash consideration equal to $3.46 per share (the "Consideration") for 100% of the outstanding shares of the Company. The tender offer is conditioned upon the Buyer receiving at least 50.1% of the outstanding shares of the Company. Upon a successful tender, the Buyer will subsequently merge with the Company and will pay the remaining shareholders the Consideration.

    In connection with the rendering of this opinion, we have:

    (i) analyzed certain historical business and financial information relating to the Company, including the Company's Form 10-K for the year ended December 31, 1999 and the Company's Form 10-Q for the period ended September 30, 2000;

    (ii) reviewed certain financial forecasts and other data provided to us by the Company, including business plans prepared by senior management of the Company;

   (iii) conducted discussions with members of senior management of the Company with respect to the historical operations, businesses and prospects of the Company, the strategic objectives of the Company and possible benefits which might be realized from the Transaction;

    (iv) reviewed public information with respect to certain other companies with financial profiles which we deemed to be relevant;

    (v) reviewed the historical market prices and trading activity for the Company's common stock and compared them with those of certain publicly traded companies which we deemed to be relevant;

    (vi) prepared and delivered to over 200 potential financial and strategic buyers an executive summary describing the Company and subsequently prepared and delivered to over 50 interested parties a confidential information memorandum describing the Company;

   (vii) reviewed four written letters of interest to purchase the shares of the Company; and

  (viii) conducted such other financial studies, analyses and investigation as we deemed appropriate.

    With your consent, we have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed responsibility for independent verification of such information or conducted any independent valuation or appraisal of any assets of the Company, nor have we been furnished with any such appraisals. With respect to the financial forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We have also relied upon the assurances of senior management of the Company that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We assume no responsibility for, and express no view as to such forecasts or the assumptions on which they are based.

    Our opinion expressed herein is directed to the Board of Directors of the Company only, and our opinion is rendered in connection with the sale of the common stock of the Company to the Buyer. This opinion does not constitute a recommendation to any holder of common stock as to whether such holder should tender his shares to the Buyer. This opinion does not address the business decision of the basis for recommendation in Schedule 14D-9 to engage in the Transaction or address the relative merits of any alternatives discussed by the Board of Directors. No opinion is expressed herein, nor should one be implied, as to the fair market value of the Company's common stock or the prices at which it may trade at any time. It is understood that this opinion may not be disclosed or otherwise referred to or used for any other purpose without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction; provided, however, that this opinion may be reproduced in full in the Schedule 14D-9 related to the Transaction.

    In the ordinary course of its business and in accordance with applicable state and federal securities laws, Imperial Capital, LLC may trade the securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

    Imperial Capital, LLC is currently acting as financial advisor to the Board of Directors of the Company in connection with the sale of the Company and will receive a fee in connection with the rendering of this opinion and upon the sale of the Company. Additionally, Imperial Capital, LLC has performed investment banking services for affiliates of the Buyer in the past.

    Based on and subject to the foregoing, we are of the opinion that as of the date hereof, the Consideration to be received by the shareholders of the Company in the Transaction is fair to such shareholders from a financial point of view. This opinion replaces in its entirety our opinion issued on December 13, 2000 with respect to the Transaction.

Very truly yours,

Imperial Capital, LLC

                                       2